UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From                  to

Commission File Number 001-37845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MICROSOFT CORPORATION SAVINGS PLUS 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Microsoft Corporation

One Microsoft Way

Redmond, Washington 98052-6399

REQUIRED INFORMATION

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the required information outlined as Items 1-3 of the Form 11-K, the statements of net assets available for benefits and the related statements of changes in net assets available for benefits as of and for the years ended December 31, 2021 and 2020, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

The Plan.     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Microsoft Corporation Savings Plus 401(k) Plan

Date: June 23, 2022	/s/ KRISTEN ROBY DIMLOW
Kristen Roby Dimlow
Member of 401(k) Administrative Committee

Date: June 23, 2022	/s/ DANIEL GOFF
Daniel Goff
Member of 401(k) Administrative Committee

Date: June 23, 2022	/s/ ANITA MEHRA
Anita Mehra
Member of 401(k) Administrative Committee

APPENDIX 1

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM;

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020;

NOTES TO FINANCIAL STATEMENTS; AND

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2021

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2021 and 2020	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2021 and 2020	3

Notes to Financial Statements	4

Supplemental Schedule:

Supplemental Schedule of Assets (Held at End of Year) as of December 31, 2021	11

Exhibit:

Consent of Independent Registered Public Accounting Firm

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of the Microsoft Corporation Savings Plus 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”) as of December 31, 2021 and 2020, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2021 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Seattle, Washington

June 23, 2022

We have served as the auditor of the Plan since 1987.

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,	2021	2020

ASSETS
Cash	$9,748,231	$13,583,789
Investments held by trustee, at fair value	47,805,902,852	38,161,818,818
Receivables:
Participant loans	188,454,373	172,830,176
Other receivables	16,686,328	15,846,052

Total receivables	205,140,701	188,676,228

Total assets	48,020,791,784	38,364,078,835

LIABILITIES
Operating payables	7,637,439	6,081,698
Other payables	7,994,361	14,518,790

Total liabilities	15,631,800	20,600,488

NET ASSETS AVAILABLE FOR BENEFITS	$48,005,159,984	$38,343,478,347

Refer to accompanying notes.

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31,	2021	2020

ADDITIONS
Net investment income:
Interest and dividends	$67,765,879	$61,764,620
Net increase in fair value of investments	7,734,352,436	7,819,378,707

Net investment income	7,802,118,315	7,881,143,327

Contributions:
Participant contributions	2,707,460,814	2,080,721,878
Employer contributions	870,172,034	717,410,483

Total contributions	3,577,632,848	2,798,132,361

Total additions	11,379,751,163	10,679,275,688

DEDUCTIONS
Benefits paid to participants	1,812,250,297	1,357,746,762

NET INCREASE IN NET ASSETS BEFORE TRANSFERS	9,567,500,866	9,321,528,926
Transfers in	94,180,771	1,492,774,038

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	9,661,681,637	10,814,302,964

NET ASSETS AVAILABLE FOR BENEFITS
Beginning of year	38,343,478,347	27,529,175,383

End of year	$48,005,159,984	$38,343,478,347

Refer to accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 — DESCRIPTION OF THE PLAN AND ACCOUNTING POLICIES

Plan Description

The Microsoft Corporation Savings Plus 401(k) Plan (the “Plan”), a defined contribution plan, is sponsored by Microsoft Corporation (the “Company” or “Microsoft”). Participating employers included in the Plan are Microsoft Corporation; MOL Corporation; Vexcel Corporation; Microsoft Online, Inc.; Microsoft Payments, Inc.; Microsoft Open Technologies, Inc.; Microsoft Technology Licensing; Undead Labs; LinkedIn Corporation (“LinkedIn”) (effective July 1, 2020); GitHub, Inc. (“GitHub”) (effective October 9, 2020); and inXile Entertainment, Inc. (“inXile”) (effective July 9, 2021). These entities represent Microsoft or wholly owned subsidiaries of Microsoft. The Plan year is January 1 through December 31. The Plan is administered by the 401(k) Administrative Committee (the “Plan Administrator”) and subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Fidelity Management Trust Company (“Fidelity”) is the trustee and third-party administrator for the Plan. The information below summarizes certain aspects of the Plan as in effect during 2021 and 2020, and is intended to be a summary only. Plan participants should refer to the Summary Plan Description for more complete information.

Accounting Principles

The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Eligibility

Regular and retail services employees of participating employers who are on U.S. payroll and have reached age 18 may enroll in the Plan at any time.

Eligible Compensation

Eligible compensation includes wages, salary, bonuses, commissions, and overtime. Compensation does not include, for example, items such as amounts earned with respect to any equity-based compensation program, award, or benefit, reimbursements or other expense allowances, fringe benefits (cash and noncash), moving expenses, deferred compensation, welfare plan benefits including health or life insurance, or severance plan payments, unused accrued vacation payments, or bonuses or expense allowances which are not based upon performance as an employee.

Contributions

Participant Contributions

Participants may contribute to the Plan on a pre-tax and/or Roth basis using eligible compensation each pay period, subject to statutory and regulatory limitations. Participants reaching age 50 or older by the end of the Plan year may also make additional catch-up contributions to the Plan on a pre-tax and/or Roth basis. During both 2021 and 2020, the maximum annual 401(k) pre-tax and Roth contribution limit was $19,500, and the maximum annual catch-up contribution to the Plan was $6,500. Additionally, participants could contribute up to $28,750 for 2021 and $27,750 for 2020 on an after-tax basis. A participant’s aggregate contribution election (combined pre-tax, Roth, pre-tax catch-up, Roth catch-up, and after-tax) generally may not exceed 65 percent of his or her eligible compensation per pay period. Participants may elect to suspend or reinstate their contributions at any time. The Plan is required to return contributions received during the Plan year in excess of such limits. There were no excess contributions due to participants as of December 31, 2021 or 2020.

Participants may also choose to make rollover contributions to the Plan of amounts received from an eligible employer plan maintained by another company, including direct rollovers from such plans. Participants may also make rollover contributions to the plan from an individual retirement account or annuity described in Internal Revenue Code (“IRC”) Section 408(a) or 408(b) that is eligible to be rolled over and would otherwise be includible in gross income.

Employer Contributions

For all participating employers excluding inXile, the Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.50 for every $1.00 contributed. For inXile, the Company provides participants with a matching contribution on eligible pre-tax and/or Roth contributions of $0.25 for every $1.00 contributed. The matching contribution is provided for up to 50 percent, or 25 percent for inXile, of the maximum annual 401(k) pre-tax and Roth Internal Revenue Service (“IRS”) contribution limit (not including catch-up contributions). Participants do not receive a match on after-tax contributions.

Transfers

Metaswitch Networks Ltd. was acquired by the Company in 2020 and the Metaswitch Networks Corporation Profit Sharing and 401(k) Plan assets merged into the Plan in November 2021. Affirmed Networks Inc. was acquired by the Company in 2020 and the Affirmed Networks Inc. 401(k) Profit Sharing Plan and Trust assets merged into the Plan in October 2021. inXile was acquired by the Company in 2018 and the inXile Entertainment 401(k) Plan & Trust assets merged into the Plan in July 2021. GitHub was acquired by the Company in 2018 and the GitHub, Inc. 401(k) Plan & Trust assets merged into the Plan in October 2020. LinkedIn was acquired by the Company in 2016 and the LinkedIn Corporation 401(k) Profit Sharing Plan and Trust assets merged into the Plan in July 2020. Undead Labs was acquired by the Company in 2018 and the Undead Labs 401(k) Plan assets merged into the Plan in January 2020. The merged amounts are included as transfers in on the statement of changes in net assets available for benefits for the respective years ended December 31, 2021 and 2020.

Employee Stock Ownership Plan Feature

The Plan includes an Employee Stock Ownership Plan (“ESOP”) feature for the portion of the Plan designed to invest primarily in Microsoft Common Stock. The ESOP feature allows participants to either reinvest their cash dividends earned on Microsoft Common Stock or receive those dividends in cash. Amounts invested in Microsoft Common Stock are treated as being held through the ESOP, provided that at the time such amounts were received by the Plan (e.g., through contributions or transfers), the participants whose Plan accounts received such assets were employed by Microsoft or a corporation that is part of the same controlled group of corporations as Microsoft.

Participants who are not employed by an employer established as a corporation that is part of the same controlled group of corporations as Microsoft may not participate in the ESOP, but may have their Plan accounts invested in Microsoft Common Stock to the same extent as other participants. However, such participants that are not eligible to participate in the ESOP feature are not eligible to receive dividends on Microsoft Common Stock in cash paid directly to them. Instead, dividends paid on amounts they have invested in Microsoft Common Stock will automatically be reinvested in Microsoft Common Stock.

Effective January 1, 2016, the investment of new contributions or transfer of existing account holdings into Microsoft Common Stock within the Plan was discontinued. Participant accounts with existing Microsoft Common Stock can retain those holdings, and dividends on Microsoft Common Stock can continue to be reinvested or received in cash.

Participant Accounts

Each participant’s account is credited with (a) participant contributions and employer contributions, and (b) the allocation of investment earnings, gains and losses, and expenses, based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All amounts in participant accounts are participant-directed. Participants may invest in various instruments including mutual funds, common collective trusts, and separately managed accounts. Participants also have the option to direct their investments through a brokerage account.

Vesting

Participants are fully vested in Plan accounts at all times.

Coronavirus Aid, Relief, and Economic Security (“CARES”) Act

During April 2020, the Plan implemented distribution and loan relief provisions in accordance with the CARES Act, which was enacted in March 2020. The provisions enabled participants negatively impacted by COVID-19 to take a penalty-free distribution through December 30, 2020 and suspend outstanding scheduled loan payments until 2021, increased the maximum loan limit for loans taken as a result of COVID-19 through September 22, 2020, and suspended required minimum distributions for the 2020 calendar year, including 2020 payments that would have been required to be made by April 1, 2021, unless elected otherwise.

Distributions

Active participants may take a withdrawal from the Plan in the event of a financial hardship. A hardship withdrawal is limited to the amount necessary to meet the participant’s immediate financial need. Hardship withdrawals are further limited to pre-tax contributions, pre-tax catch-up contributions, after-tax contributions (including earnings thereon), Roth contributions, Roth catch-up contributions, and rollover contributions (excluding acquisition rollovers).

Active participants may also generally take a withdrawal at any time from their rollover and after-tax accounts within the Plan. After reaching age 59 1⁄2, active participants may withdraw all, or any portion, of the balance in their accounts. Distributions, in full or any portion, may also occur if the participant terminates employment, retires, becomes permanently disabled, or dies. Distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash. Distributions may be made in installments.

Participants may also withdraw all, or any portion, of their pre-tax and Roth contributions during a leave of absence to perform qualified military service of at least 30 days, subject to a six-month suspension on future non-rollover contributions to the Plan, or if they elect a qualified reservist distribution. The distribution generally must be made in a single lump sum cash payment, except that distributions of investments in Microsoft Common Stock may be taken in the form of Microsoft Common Stock or cash.

In-Plan Roth Conversions

Active and terminated participants may convert any Plan balances (other than outstanding loans) to a Roth account within the Plan.

Administrative Expenses

Plan administrative expenses are paid by the Company to the extent not paid or offset by the Plan. Participants are responsible for fees associated with certain transactions or services they utilize, such as loan originations and maintenance, domestic relations order qualifications, dividend check processing, overnight check fees, and professional management service fees. Participants also pay commission charges to Fidelity for buying and selling Microsoft Common Stock within the Plan.

Plan Amendment and Termination

The Company has the right to amend or terminate the Plan. If the Plan is terminated, all account balances will be distributed in the form and manner determined by the Plan Administrator.

Risks and Uncertainties

The Plan utilizes various investment instruments, including common stock, mutual funds, common collective trusts, and separately managed accounts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, including systemic market disruptions, the ongoing COVID-19 pandemic, and geopolitical events, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Estimates and Assumptions

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results and outcomes may differ from management’s estimates and assumptions due to risks and uncertainties. The Plan has no contingent assets or liabilities for any periods presented in these financial statements.

Valuation of Investments and Income (Loss) Recognition

Investments are recorded at fair value. Security transactions are accounted for as of the trade date. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Net increase in fair value of investments includes the Plan’s gains and losses on investments bought, sold, and held during the year.

Participant Loans

Participant loans are measured at their unpaid principal balance plus any accrued but unpaid interest, and participant loans deemed distributed due to default are included in benefits paid to participants on the statements of changes in net assets available for benefits.

Receivables and Payables

As of December 31, 2021 and 2020, operating payables primarily consisted of accrued investment management expenses for the separately managed accounts. Other receivables and payables primarily consisted of unsettled trades. Other receivables also included accrued interest.

NOTE 2 — FINANCIAL INSTRUMENTS

The Plan accounts for certain assets and liabilities at fair value. The hierarchy below lists three levels of fair value based on the extent to which inputs used in measuring fair value are observable in the market. The Plan categorizes each of its fair value measurements in one of these three levels based on the lowest level input that is significant to the fair value measurement in its entirety. These levels are:

•

Level 1—inputs are based upon unadjusted quoted prices for identical instruments in active markets. The Plan’s Level 1 non-derivative investments primarily include domestic and international equities, mutual funds, and U.S. government securities. The Plan’s Level 1 derivative assets include those actively traded on exchanges.

•

Level 2—inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. the Black-Scholes model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies and commodities. The Plan’s Level 2 non-derivative investments consist primarily of mutual funds in the Plan’s separately managed accounts. These mutual funds are registered under the Investment Company Act of 1940 but are not registered under the Securities Act of 1933 and the prices are made available directly from the investment manager. The Plan’s Level 2 derivative assets and liabilities primarily include certain over-the-counter option and currency contracts.

•

Level 3—inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models. As of December 31, 2021 and 2020, the Plan did not hold any financial instruments categorized as Level 3.

Mutual funds are valued at the closing price as reported by the fund. Common stocks are valued at the closing price reported on the active markets on which the individual securities are traded. Brokerage account holdings include a variety of common stocks and mutual funds.

Common collective trusts are valued using the Net Asset Value (“NAV”) as a practical expedient and are not categorized in the fair value hierarchy. NAV is provided by the trustee and is based on the fair value of the underlying investments held by the fund less its liabilities. In the event the Plan were to initiate a full redemption of a common collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the common collective trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The common collective trusts have no unfunded commitments, other redemption restrictions, or redemption notice periods. The underlying portfolios of the common collective trusts are comprised of a mix of stocks, bonds, commodities, and cash.

Two of the common collective trusts, the State Street Short Term Investment Fund (“Fid Bank Trust St Inv Fund”) and the State Street Government Short Term Investment Fund (“SSBK Govt STIF Fund”), do not file as direct filing entities with the Department of Labor. The investment strategy of both of these funds is to provide safety of principal, daily liquidity, and a competitive yield over the long term. The Fid Bank Trust St Inv Fund invests primarily in short term instruments such as certificates of deposit and commercial paper. The SSBK Govt STIF Fund invests primarily in U.S. Treasury obligations.

Financial Instruments Measured at Fair Value

December 31, 2021	Level 1	Level 2	Total

Mutual funds	$783,069,968	$0	$783,069,968
Microsoft Common Stock	4,765,882,486	0	4,765,882,486
Separately managed accounts:
Common stock	5,707,711,505	0	5,707,711,505
Mutual funds	0	1,403,399,778	1,403,399,778
Other	0	67,356,869	67,356,869
Brokerage accounts	3,079,314,216	50,921,944	3,130,236,160

Total	$14,335,978,175	$1,521,678,591	15,857,656,766
Common collective trusts measured at NAV			31,494,017,850
Separately managed accounts:
Common collective trusts measured at NAV			454,228,236

Total Investments			$47,805,902,852

December 31, 2020	Level 1	Level 2	Total

Mutual funds	$829,296,690	$0	$829,296,690
Microsoft Common Stock	3,341,097,553	0	3,341,097,553
Separately managed accounts:
Common stock	4,960,569,581	0	4,960,569,581
Mutual funds	0	1,375,842,819	1,375,842,819
Other	207,422,564	45,005,846	252,428,410
Brokerage accounts	2,336,664,367	44,184,154	2,380,848,521

Total	$11,675,050,755	$1,465,032,819	13,140,083,574

Common collective trusts measured at NAV			25,021,735,244

Total Investments			$38,161,818,818

NOTE 3 — DERIVATIVES

Investment managers acting under the Plan use derivative instruments to manage risks related to foreign currencies and interest rates, to enhance investment returns for the Plan, and to facilitate Plan portfolio diversification. The Plan’s derivatives consisted of over-the-counter foreign exchange forward contracts and exchange-traded futures contracts, as well as put and call options, for which no hedge accounting treatment is applied. The related notional amounts, gross fair values, and amounts recognized in earnings were immaterial as of and for the years ended December 31, 2021 and 2020. These derivative instruments are primarily a component of the “Other” caption of separately managed accounts in Note 2 – Financial Instruments.

NOTE 4 — PARTICIPANT LOANS

Participant loans are available in $100 increments ranging from $1,000 to $50,000. The maximum loan amount is the lesser of (a) 50 percent of the vested account balance, reduced by the current outstanding balance of all other loans from the Plan; or (b) $50,000, reduced by: (1) the current outstanding balance of all other loans from the Plan, and (2) the excess (if any) of all Plan loans during the previous 12 months over the current outstanding balance of Plan loans. When determining the maximum loan amount available under the Plan, outstanding loan balances under any subsidiary and affiliate Microsoft retirement plans are considered in conjunction with the Plan. Participants are limited to two loans – one Primary Residence Loan and one General Loan. The term of a Primary Residence Loan may not exceed 15 years (or 30 years for certain acquired legacy loans) or be less than 12 months. The term of a General Loan may not exceed five years (or 15 years for certain acquired legacy loans) or be less than 12 months.

The interest rate for participant loans is 1 percent plus the prime rate on corporate loans. The range of interest rates for outstanding Primary Residence Loans as of December 31, 2021 was 3.25 percent to 9.00 percent, maturing at various dates through October 2046. The range of interest rates for outstanding General Loans as of December 31, 2021 was 4.25 percent to 6.50 percent, maturing at various dates through January 2027.

Loan repayments are made through after-tax payroll deductions. Terminated employees generally have 60 days to elect to continue to make loan repayments or pay off the loan in full. Failure of the terminated employee to establish a loan repayment service or payoff the loan in full during this 60-day window generally results in a default of the loan, which is taxable income to the participant, with a possible 10 percent early withdrawal penalty. Terminated employees who roll over their Plan account balance to an individual retirement account (“IRA”), Roth IRA, or other employer plan during this 60-day window may avoid such taxable income and 10 percent early withdrawal penalty if they pay off the outstanding loan balance to the rollover recipient IRA custodian or employer plan by the due date (including extensions) for filing their federal income tax return for the year in which the rollover occurred.

NOTE 5 — TAX STATUS

The IRS has determined and informed the Plan, by a letter dated August 21, 2014, that the Plan is qualified as a tax-exempt plan under the appropriate sections of the IRC. The determination letter covered Plan amendments adopted from September 17, 2010 through August 5, 2014, and the trust agreement with Fidelity adopted on July 19, 2013. The Plan has been amended since receiving the determination letter and was restated effective January 1, 2022. A new determination letter application was submitted to the IRS in February 2022. The Plan Administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, the Plan is tax-exempt as of the financial statement date and no provision for income taxes has been recorded in the financial statements.

NOTE 6 — PARTY-IN-INTEREST TRANSACTIONS

Plan investments include common collective trusts that are managed by affiliates of Fidelity; therefore, these transactions qualify as party-in-interest transactions. Fees paid for investment management services were included as a reduction of the return earned on each fund.

Transactions in Microsoft Common Stock also qualify as party-in-interest transactions. As of December 31, 2021 and 2020, the Plan held 14,170,678 shares of Microsoft Common Stock valued at $4,765,882,486 and 15,021,570 shares of Microsoft Common Stock valued at $3,341,097,553, respectively. During the years ended December 31, 2021 and 2020, the Plan recorded Microsoft Common Stock dividend income of $33,517,903 and $32,555,519, respectively.

NOTE 7 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to net assets per the Form 5500, which is the annual return/report for the Plan:

December 31,	2021	2020

Net assets available for benefits per the financial statements	$48,005,159,984	$38,343,478,347
Less: benefits payable	(5,115,908)	(3,226,841)

Net assets per the Form 5500	$48,000,044,076	$38,340,251,506

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31,	2021	2020

Benefits paid to participants per the financial statements	$1,812,250,297	$1,357,746,762
Plus: increase in benefits payable at year end	1,889,067	448,280

Benefits paid to participants per the Form 5500	$1,814,139,364	$1,358,195,042

Benefits payable are recorded on the Form 5500 for payments to participants who requested payment by December 31, but had not been paid as of that date.

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BROKERAGE ACCOUNTS

BrokerageLink **	3,130,236,160		$3,130,236,160

COMMON COLLECTIVE TRUSTS

BlackRock LifePath Index 2025	9,197,229		134,090,083
BlackRock LifePath Index 2030	128,200,157		1,955,231,873
BlackRock LifePath Index 2035	18,392,223		292,686,474
BlackRock LifePath Index 2040	204,270,537		3,373,875,182
BlackRock LifePath Index 2045	26,188,769		445,303,357
BlackRock LifePath Index 2050	194,767,231		3,359,773,694
BlackRock LifePath Index 2055	30,162,569		521,616,388
BlackRock LifePath Index 2060	57,665,099		996,631,665
BlackRock LifePath Index 2065	5,897,334		83,687,303
BlackRock LifePath Index Retirement	46,823,628		652,370,202
BlackRock Short-term Investment Fund	807,776,060		807,776,060
Fidelity Contrafund Pool Class 3 *	79,289,311		2,676,014,243
Fidelity Growth Company Pool Class 3 *	102,055,979		5,383,452,917
Vanguard Russell 1000 Growth Index Trust	6,379,868		2,312,829,817
Vanguard Russell 1000 Value Index Trust	7,668,088		1,643,808,104
Vanguard Russell 2000 Growth Index Trust	6,233,778		1,472,231,319
Vanguard S&P 500 Index Trust	29,839,522		5,380,662,682
Wells Fargo Stable Fund C	34,639		1,976,487

EMPLOYER STOCK

Microsoft Common Stock *	14,170,678		4,765,882,486

MUTUAL FUNDS

PIMCO All Asset All Authority	5,801,832		47,865,111
PIMCO Inflation Response Multi-Asset Response	7,202,539		65,110,950
Vanguard Short-Term Bond Index Fund (Signal)	63,156,824		670,093,907

SEPARATELY MANAGED ACCOUNTS

Artisan Mid Cap Account
Currency
DANISH KRONE	1,691		259
SWISS FRANC	110		121
Publicly-traded Common Stock
ADVANCED DRAINAGE SYSTEMS INC	183,638		24,998,641
AGILENT TECHNOLOGIES INC	228,072		36,411,695
APTIV PLC	314,195		51,826,465
ARGENX SE SPONSORED ADR	149,138		52,226,636
ARISTA NETWORKS INC	353,956		50,881,175
ASCENDIS PHARMA AS SPON ADR	503,216		67,697,648
ATLASSIAN CORP PLC CLS A	228,173		87,000,083
AZENTA INC	246,644		25,431,463

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BALL CORP	336,806		32,424,314
BIGCOMMERCE HOLDINGS INC	473,201		16,737,119
BILL.COM HOLDINGS INC	104,641		26,071,305
BIONTECH SE ADR	61,984		15,979,475
BURLINGTON STORES INC	182,229		53,121,576
CATALENT INC	515,255		65,968,098
CERIDIAN HCM HLDG INC	465,921		48,670,108
CHEGG INC	232,852		7,148,556
CHIPOTLE MEXICAN GRILL INC	29,621		51,784,913
COGNEX CORP	258,514		20,102,049
DATADOG INC CL A	339,463		60,461,755
DEXCOM INC	77,781		41,764,508
DRAFTKINGS INC CL A	231,994		6,372,875
ENTEGRIS INC	270,916		37,543,539
EVOTEC SE	420,124		20,328,225
EXACT SCIENCES CORP	157,328		12,244,838
FIRST REPUBLIC BANK	195,429		40,358,043
FORTIVE CORP	607,544		46,349,532
GENERAC HOLDINGS INC	128,965		45,385,363
GENMAB AS	98,738		39,754,892
GLOBAL PAYMENTS INC	461,648		62,405,577
GLOBAL-E ONLINE LTD	335,408		21,261,513
HUBSPOT INC	168,930		111,350,210
INGERSOLL RAND INC	1,082,549		66,977,307
LATTICE SEMICONDUCTOR CORP	740,016		57,025,633
LPL FINL HLDGS INC	186,905		29,921,621
LULULEMON ATHLETICA INC	62,384		24,420,217
LYFT INC	634,228		27,100,562
MARQETA INC CL A	238,188		4,089,688
MATCH GROUP INC	376,185		49,750,466
MONOLITHIC POWER SYS INC	32,189		15,879,799
MSCI INC	94,996		58,203,099
NASDAQ INC	244,023		51,247,270
NEOGENOMICS INC	475,079		16,209,695
NEW YORK TIMES CO CL A	686,880		33,176,304
ON SEMICONDUCTOR CORP	403,433		27,401,169
ROKU INC CLASS A	138,330		31,566,906
SOFI TECHNOLOGIES INC	899,289		14,217,759
SPOTIFY TECHNOLOGY SA	52,916		12,383,931
SVB FINL GROUP	93,296		63,277,079
SYNOPSYS INC	130,099		47,941,482
TELEDYNE TECHNOLOGIES INC	91,998		40,193,006
TOAST INC	289,197		10,038,028
TRADEWEB MARKETS INC A	536,733		53,748,443
TRANSUNION	384,014		45,536,380
TREX CO INC	152,272		20,561,288
TRIMBLE INC	441,221		38,470,059

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
TYLER TECHNOLOGIES INC	55,753		29,992,326
VEEVA SYS INC CL A	293,715		75,038,308
WAYFAIR INC	62,569		11,886,233
WEST PHARMACEUTICAL SVCS INC	110,031		51,605,639
YETI HOLDINGS INC	302,537		25,059,140
ZOOMINFO TECHNOLOGIES INC	572,379		36,746,732
ZSCALER INC	172,593		55,459,309
ZYNGA INC	7,284,368		46,619,955
Common Collective Trusts
SSBK GOVT STIF FUND	55,474,878		55,474,878

Artisan Mid Cap Account Total			2,507,282,280

SMID Cap Value Account
Publicly-traded Common Stock
1 800 FLOWERS.COM INC CL A	66,468		1,553,357
2SEVENTY BIO INC-W/I	488		12,507
AAR CORP	8,027		313,294
AARON’S CO INC/THE	4,647		114,549
ABERCROMBIE & FITCH CO CL A	18,444		642,405
ABM INDUSTRIES INC	14,687		599,964
ACACIA RESEARCH - ACACIA TECH	8,286		42,507
ACADIA HEALTHCARE CO INC	18,206		1,105,104
ACCO BRANDS CORP	24,875		205,468
ACHIEVE LIFE SCIENCES INC	1,853		14,416
ACI WORLDWIDE INC	77,165		2,677,626
ACME UNITED CORP	770		25,949
ACORDA THERAPEUTICS INC	1,403		3,353
ACTINIUM PHARMACEUTICALS INC	261		1,569
ACUITY BRANDS INC	315		66,692
ACUSHNET HOLDINGS CORP	17,439		925,662
ADA-ES INC	6,360		42,103
ADAMS RESOURCES AND ENERGY INC	164		4,561
ADDUS HOMECARE CORP	3,792		354,590
ADIENT PLC	17,442		835,123
ADT INC	279,361		2,349,426
ADTALEM GLOBAL EDUCATION INC	72,481		2,142,538
ADTRAN INC	15,316		349,664
ADVANCED ENERGY INDUSTRIES INC	2,979		271,268
ADVANSIX INC	9,138		431,771
AEROVIRONMENT INC	2,604		161,526
AFFILIATED MANAGERS GRP INC	26,002		4,277,589
AGCO CORP	12,815		1,486,796
AGIOS PHARMACEUTICALS INC	6,727		221,116
AGROFRESH SOLUTIONS INC	5,850		11,642
AIM IMMUNOTECH INC	4,594		4,226
AIR LEASE CORP CL A	32,937		1,456,804
AIR TRANSPORT SERVICES GROUP	15,792		463,969

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
AIRGAIN INC	1,538		16,349
AKEBIA THERAPEUTICS INC	30,260		68,388
AKERNA CORP	1,457		2,550
ALAMO GROUP INC	4,521		665,401
ALBANY INTERNATIONAL CORP CL A	7,498		663,198
ALCOA CORP	43,337		2,582,018
ALERISLIFE INC	7,429		21,916
ALERUS FINANCIAL CORP	3,199		93,667
ALEXION PHARMACEUTICALS INC (CVR) RT	65,534		30,146
ALICO INC	2,096		77,615
ALKERMES PLC	10,838		252,092
ALLEGHANY CORP DEL	3,133		2,091,559
ALLEGHENY TECHNOLOGIES INC	23,326		371,583
ALLEGIANCE BANCSHARES INC	5,253		221,729
ALLEGIANT TRAVEL CO	872		163,099
ALLIANCE DATA SYSTEMS CORP	5,321		354,219
ALLIED MOTION TECH INC	2,877		104,982
ALLSCRIPTS HLTHCARE SOLS INC	46,343		855,028
ALPHA & OMEGA SEMICNDTR LTD	5,648		342,043
ALPHA METALLURGICAL RESOURCES INC	4,794		292,674
ALTA EQUIPMENT GROUP INC	5,414		79,261
ALTIMMUNE INC	3,426		31,382
ALTO INGREDIENTS INC	10,794		51,919
ALTRA INDUSTRIAL MOTION CORP	11,358		585,732
AMALGAMATED FINANCIAL CORP	5,424		90,960
A-MARK PRECIOUS METALS INC	2,040		124,644
AMBAC FINANCIAL GROUP INC	10,823		173,709
AMC NETWORKS INC CL A	5,319		183,186
AMERANT BANCORP INC	6,169		213,139
AMERCO INC	3,106		2,255,670
AMERICAN AXLE & MFG HLDGS INC	29,222		272,641
AMERICAN EAGLE OUTFITTERS INC	37,527		950,184
AMERICAN EQY INVT LIFE HLD CO	23,748		924,272
AMERICAN FINL GROUP INC OHIO	3,443		472,793
AMERICAN NATIONAL GROUP INC	4,860		917,762
AMERICAN NATL BANKSHARES INC	3,417		128,753
AMERICAN OUTDOOR BRANDS INC	4,271		85,121
AMERICAN PUBLIC EDUCATION INC	5,038		112,096
AMERICAN VANGUARD CORP	8,942		146,559
AMERICAN WOODMARK	4,190		273,188
AMERICAS CAR MART INC	1,682		172,237
AMERIS BANCORP	16,620		825,682
AMES NATIONAL CORP	1,125		27,551
AMKOR TECHNOLOGY INC	76,817		1,904,293
AMPCO-PITTSBURG CORP	4,928		24,640
AMPHASTAR PHARMACEUTICALS INC	10,113		235,532
AMTECH SYSTEMS INC	5,802		57,324

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
ANAPTYSBIO INC	6,996		243,111
ANDERSONS INC	10,769		416,868
ANGIODYNAMICS INC	12,249		337,827
ANI PHARMACEUTICALS INC	2,081		95,892
ANIKA THERAPEUTICS INC	5,645		202,260
ANTERO MIDSTREAM CORP	89,367		865,073
ANTERO RES CORP	71,822		1,256,885
API GROUP CORP	2,124		54,735
APOGEE ENTERPRISES INC	8,421		405,471
APPLIED INDUSTRIAL TECH INC	3,380		347,126
APPLIED OPTOELECTRONICS INC	1,108		5,695
ARCBEST CORP	5,608		672,119
ARCH RESOURCES INC CL A	3,067		280,078
ARCHROCK INC	43,517		325,507
ARCONIC CORP	22,886		755,467
ARCOSA INC	39,220		2,066,894
ARCUTIS BIOTHERAPEUTICS INC	595		12,340
ARDMORE SHIPPING CORP	9,215		31,147
ARGAN INC	3,498		135,338
ARGO GROUP INTL	10,253		595,802
ARK RESTAURANTS CORP	298		4,962
ARMADA HOFFLER PROPERTIES INC	155,175		2,361,764
ARMSTRONG FLOORING INC	5,765		11,415
ARROW ELECTRONICS INC	23,923		3,212,141
ARROW FINANCIAL CORP	3,749		132,077
ARTIVION INC	3,923		79,833
ASBURY AUTOMOTIVE GROUP INC	2,933		506,617
ASGN INC	4,366		538,764
ASHLAND GLOBAL HOLDINGS INC	10,650		1,146,579
ASSEMBLY BIOSCIENCES INC	5,146		11,990
ASSETMARK FINANCIAL HOLDINGS INC	220		5,766
ASSOCIATED BANC CORP	54,898		1,240,146
ASSURED GUARANTY LTD	23,546		1,182,009
ASTEC INDUSTRIES INC	6,630		459,260
ASTRONICS CORP	7,761		93,132
ASTRONICS CORP CL B	1,109		13,319
ASURE SOFTWARE INC	5,362		41,984
ATHENE HOLDING LTD	36,918		3,076,377
ATLANTIC CAPITAL BANCSHARES INC	5,294		152,308
ATLANTIC UN BANKSHARES CORP	17,291		644,781
ATLAS AIR WORLD	9,888		930,659
ATMOS ENERGY CORP	28,892		3,027,015
ATN INTERNATIONAL INC	4,177		166,871
ATYR PHARMA INC	1,787		13,349
AUDACY INC CORP CL A	35,902		92,268
AUTOLIV INC	6,335		655,102
AUTONATION INC	27,805		3,249,014

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
AVANOS MEDICAL INC	10,803		374,540
AVERY DENNISON CORP	11,361		2,460,452
AVIAT NETWORKS INC	2,986		95,791
AVIENT CORP	1,086		60,762
AVNET INC	30,974		1,277,058
AWARE INC MASS	2,540		8,001
AXALTA COATING SYSTEMS LTD	101,675		3,367,476
AXCELIS TECHNOLOGIES INC	8,783		654,860
AXIS CAPITAL HOLDINGS LTD	16,250		885,138
AXOS FINANCIAL INC	8,860		495,363
AXT INC	13,774		121,349
AZENTA INC	26,619		2,744,685
AZZ INC	6,040		333,952
B&G FOODS INC	2,434		74,797
BALLANTYNE STRONG INC	1,943		5,615
BANC OF CALIFORNIA INC	15,572		305,523
BANCFIRST CORP	1,026		72,395
BANCORP INC DEL	18,525		468,868
BANK MARIN BANCORP	3,850		143,336
BANK OF NT BUTTERFIELD&SON LTD	450		17,150
BANK OZK	41,723		1,941,371
BANKFINANCIAL CORP	4,728		50,448
BANKUNITED INC	18,600		786,966
BANKWELL FINANCIAL GROUP INC	1,361		44,695
BANNER CORP	11,646		706,563
BAR HARBOR BANKSHARES	3,554		102,817
BARNES & NOBLE EDUCATION INC	13,535		92,173
BARNES GROUP INC	12,846		598,495
BARRETT BUSINES SERVICES	833		57,527
BASSETT FURNITURE INDS INC	3,250		54,503
BAYCOM CORP	2,114		39,659
BCB BANCORP INC	5,502		84,896
BEACON ROOFING SUPPLY INC	16,890		968,642
BEAZER HOMES USA INC	8,077		187,548
BED BATH & BEYOND INC	24,693		360,024
BEL FUSE INC NV CL B	3,387		43,794
BELDEN INC	7,182		472,073
BENCHMARK ELECTRONICS INC	9,368		253,873
BERKSHIRE HILLS BANCORP INC	10,263		291,777
BERRY GLOBAL GROUP INC	20,889		1,541,190
BERRY PETROLEUM CORP	20,609		173,528
BGSF INC	3,387		48,603
BIG 5 SPORTING GOODS CORP	6,672		126,835
BIG LOTS INC	8,534		384,457
BIGLARI HLDGS INC CL A	16		11,120
BIGLARI HLDGS INC CL B	608		86,683
BIO RAD LABS CL A	1,777		1,342,648

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BIODELIVERY SCIENCES INTL INC	9,843		30,513
BJ’S RESTAURANTS INC	2,504		86,513
BLUCORA INC	11,878		205,727
BLUE APRON HOLDINGS INC CL A	1,792		12,060
BLUE APRON HOLDINGS INC RT 10/28/21	3,612		0
BLUE RIDGE BANKSHARES INC	1,017		18,204
BLUEBIRD BIO INC	1,464		14,625
BLUEGREEN VACATIONS HOLDING CORP CL A	2,867		100,632
BLUELINX HOLDINGS INC	1,538		147,279
BM TECHNOLOGIES INC	962		8,860
BOISE CASCADE CO	9,532		678,678
BOK FINANCIAL COMMON NEW	41,692		4,398,089
BOOT BARN HOLDINGS INC	3,776		464,637
BORGWARNER INC	98,187		4,425,288
BOSTON OMAHA CORP	6,712		192,836
BOTTOMLINE TECHNOLOGIES INC	287		16,207
BOYD GAMING CORP	34,307		2,249,510
BRADY CORPORATION CL A	7,197		387,918
BRIDGEWATER BANCSHARES INC	3,808		67,364
BRIGHAM MINERALS INC CL A	1,717		36,212
BRIGHTHOUSE FINANCIAL INC	17,547		908,935
BRIGHTVIEW HOLDINGS INC	146,051		2,056,398
BRISTOW GROUP INC	3,048		96,530
BROADWIND INC	6,565		12,342
BROOKDALE SENIOR LIVING INC	41,019		211,658
BROOKLINE BANCORP INC	18,656		302,041
BRUNSWICK CORP	31,489		3,171,887
BRYN MAWR BANK CORP	6,178		278,072
BUCKLE INC (THE)	3,474		146,985
BUILD A BEAR WORKSHOP INC	4,650		90,768
BUILDERS FIRSTSOURCE	31,112		2,666,610
BUNGE LIMITED	30,274		2,826,381
BUSINESS FIRST BANCSHARES INC	4,546		128,697
BYLINE BANCORP INC	9,757		266,854
C & F FINANCIAL CORP	556		28,462
C N A FINANCIAL CORP	6,489		286,035
C T S CORP	3,487		128,043
CABOT CORP	13,604		764,545
CACI INTERNATIONAL INC	3,058		823,244
CADENCE BANK	159,412		4,748,883
CALAVO GROWERS INC	1,468		62,243
CALERES INC	5,931		134,515
CALIFORNIA RES CORP	130		5,552
CALITHERA BIOSCIENCES INC	2,781		1,850
CALLAWAY GOLF CO	2,054		56,362
CALLON PETROLEUM CO	5,799		274,003
CAL-MAINE FOODS INC	10,410		385,066

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CAMBRIDGE BANCORP	295		27,609
CAMDEN NATIONAL CORP	4,286		206,414
CAMPBELL SOUP CO	7,445		323,560
CANNAE HOLDINGS INC	12,633		444,050
CAPITAL BANCORP INC/MD	1,149		30,104
CAPITAL CITY BANK GROUP INC	4,425		116,820
CAPITOL FED FINL (2ND STEP CV)	34,441		390,217
CAPRI HOLDINGS LTD	11,001		714,075
CAPSTAR FINANCIAL HOLDINGS INC	5,467		114,971
CARA THERAPEUTICS INC	3,983		48,513
CARLISLE COS INC	15,033		3,729,988
CARPENTER TECHNOLOGY CORP	14,224		415,199
CARRIAGE SERVICES INC	4,325		278,703
CARROLS RESTAURANT GROUP INC	14,707		43,533
CARS.COM INC	16,251		261,479
CARTER BANKSHARES INC	5,734		88,246
CARTERS INC	2,421		245,054
CASELLA WASTE SYS INC CL A	40,254		3,438,497
CASEY GENERAL STORES	1,150		226,953
CASS INFORMATION SYSTEMS INC	2,496		98,143
CATALYST BIOSCIENCES INC	7,322		6,692
CATALYST PHARMACEUTICALS INC	18,467		125,022
CATHAY GENERAL BANCORP	16,880		725,671
CATO CORP CL A	7,187		123,329
CAVCO INDUSTRIES INC	1,454		461,863
CBDMD INC	2,267		2,448
CBIZ INC	16,945		662,888
CBRE GROUP INC - CL A	27,280		2,960,153
CBTX INC	5,821		168,809
CECO ENVIRONMENTAL CORP	10,367		64,586
CENTENNIAL RESOURCE DEVELOPMENT INC CL A	45,690		273,226
CENTRAL GARDEN & PET CO	2,735		143,943
CENTRAL GARDEN & PET CO CL A	9,762		467,112
CENTRAL PACIFIC FINANCIAL CORP	5,796		163,273
CENTRAL VALLEY CMNTY BANCORP	3,380		70,203
CENTURY ALUMINUM COMPANY	21,482		355,742
CENTURY CASINOS INC	4,644		56,564
CENTURY COMMUNITIES INC	10,694		874,662
CERENCE INC	519		39,776
CEVA INC	2,301		99,495
CHAMPIONX CORP	24,978		504,805
CHARLES & COLVARD LTD	8,040		23,236
CHARLES RIVER LABS INTL INC	2,519		949,109
CHART INDUSTRIES INC	5,203		829,826
CHASE CORP	1,184		117,879
CHEFS WAREHOUSE INC	3,579		119,181
CHEMUNG FINANCIAL CORP	551		25,225

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CHESAPEAKE ENERGY CORP	8,430		543,904
CHICAGO RIVET & MACHINE CO	149		3,915
CHICOS FAS INC	25,747		138,519
CHINOOK THERAPEUTICS INC	8,957		146,089
CHUYS HOLDINGS INC	2,102		63,312
CIRCOR INTERNATIONAL INC	3,880		105,458
CIT GROUP INC	30,932		1,588,049
CITI TRENDS INC	2,444		231,569
CITIZENS & NORTHERN CORP	3,845		100,431
CITY HOLDING CO	1,904		155,728
CIVEO CORP	3,810		73,038
CIVISTA BANCSHARES INC	4,645		113,338
CIVITAS RESOURCES INC	5,610		274,722
CLARIVATE PLC	1,032		24,273
CLARUS CORP	980		27,166
CLEAN ENERGY FUELS CORP	45,555		279,252
CLEAN HARBORS INC	6,513		649,802
CLEARWATER PAPER CORP	4,462		163,622
CLEVELAND-CLIFFS INC	2,363		51,443
CMC MATLS INC	773		148,176
CNB FINANCIAL CORP PA	5,399		143,074
CNX RESOURCES CORP	55,977		769,684
CODORUS VALLEY BANCORP INC	839		18,122
COEUR MINING INC	45,250		228,060
COGNYTE SOFTWARE LTD	1,306		20,465
COHU INC	10,747		409,353
COLFAX CORP	31,713		1,457,847
COLLEGIUM PHARMACEUTICAL INC	5,170		96,576
COLUMBIA BANKING SYSTEMS INC	19,108		625,214
COLUMBIA FINANCIAL INC	916		19,108
COLUMBUS MCKINNON CORP NY	5,622		260,074
COMERICA INC	17,387		1,512,669
COMFORT SYSTEMS USA INC	3,274		323,930
COMMERCIAL METALS CO	31,370		1,138,417
COMMERCIAL VEHICLE GROUP INC	7,268		58,580
COMMUNITY BANK SYSTEMS INC	1,536		114,401
COMMUNITY FINL CORP MD	907		35,654
COMMUNITY HEALTH SYS INC NEW	9,237		122,944
COMMUNITY TRUST BANCORP INC	4,950		215,870
COMPUTER PROGRAMS & SYSTEM INC	3,084		90,361
COMPUTER TASK GROUP INC	4,961		49,461
COMSCORE INC	20,300		67,802
COMSTOCK RESOURCES INC	53,318		431,343
COMTECH TELECOMMUNICATIONS NEW	7,624		180,613
CONCENTRIX CORP	32,914		5,879,099
CONCERT PHARMACEUTICALS INC	2,153		6,782
CONCRETE PUMPING HOLDINGS INC	13,290		108,978

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CONDUENT INC	51,064		272,682
CONNECTONE BANCORP INC	10,104		330,502
CONNS INC	8,360		196,627
CONSENSUS CLOUD SOLUTION	728		42,129
CONSOL ENERGY INC—W/I	9,405		213,588
CONSOLIDATED COMM HLDGS INC	20,536		153,609
CONSTRUCTION PARTNERS INC CL A	670		19,705
CONSUMER PORTFOLIO SVCS INC	4,191		49,663
CONTAINER STORE GROUP INC	12,959		129,331
CONTINENTAL RES OKLA	38,761		1,734,942
COOPER STANDARD HOLDING INC	4,501		100,867
COPA HOLDINGS SA CL A	2,466		203,840
CORE MOLDING TECH INC	1,116		9,497
CORVUS PHARMACEUTICALS INC	3,797		9,151
COSTAMARE INC	24,477		309,634
COTERRA ENERGY INC	31,329		595,251
COVENANT LOGISTICS GROUP INC	3,735		98,716
COVETRUS INC	21,777		434,887
COWEN INC CL A	6,333		228,621
CPI AEROSTRUCTURES INC	1,488		4,062
CRA INTERNATIONAL INC	2,244		209,500
CRANE CO	1,346		136,929
CROSS COUNTRY HEALTHCARE INC	6,512		180,773
CROSSFIRST BANKSHARES INC	11,923		186,118
CSG SYSTEMS INTL INC	2,812		162,027
CTO REALTY GROWTH INC	97		5,958
CULP INC	2,575		24,488
CUMULUS MEDIA INC	5,964		67,095
CURTISS WRIGHT CORPORATION	29,984		4,157,881
CUSHMAN & WAKEFIELD PLC	16,943		376,812
CUSTOMERS BANCORP INC	7,410		484,392
CVB FINANCIAL CORP	15,602		334,039
CVR ENERGY INC	14,281		240,064
CYBEROPTICS CORP	2,613		121,505
CYCLERION THERAPEUTICS INC	1,258		2,164
DAILY JOURNAL CORP	281		100,241
DAKTRONICS INC	13,341		67,372
DALLASNEWS CORP	1,217		8,750
DANA INC	40,854		932,288
DARLING INGREDIENTS INC	23,066		1,598,243
DAWSON GEOPHYSICAL CO	12,650		29,285
DEL TACO RESTAURANTS INC	11,075		137,884
DELEK US HOLDINGS INC	19,869		297,836
DELTA APPAREL INC	1,636		48,655
DELUXE CORP	4,531		145,490
DENBURY INC	10,664		816,756
DESIGNER BRANDS INC	8,915		126,682

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
DHI GROUP INC	17,193		107,284
DHT HOLDINGS INC	44,747		232,237
DICKS SPORTING GOODS INC	15,167		1,744,053
DIGI INTERNATIONAL INC	9,443		232,015
DILLARDS INC CL A	5,568		1,364,271
DIME COMMUNITY BANCSHARES INC	11,322		398,082
DIODES INC	10,349		1,136,424
DIXIE GROUP INC	200		1,146
DMC GLOBAL INC	1,792		70,981
DONEGAL GROUP INC CL A	7,756		110,833
DONNELLEY FINANCIAL SOLUTIONS INC	6,808		320,929
DORIAN LPG LTD	11,162		141,646
DORMAN PRODUCTS INC	1,786		201,836
DRIL-QUIP INC	10,474		206,128
DUCOMMUN INC	3,437		160,748
DULUTH HOLDINGS INC CL B	2,587		39,271
DXC TECHNOLOGY CO	46,893		1,509,486
DXP ENTERPRISES INC	6,212		159,462
DYCOM INDUSTRIES INC	7,560		708,826
DYNE THERAPEUTICS INC	1,330		15,814
EAGLE BANCORP INC MD	4,930		287,616
EAGLE BANCORP MONTANA INC	1,313		30,173
EAGLE BULK SHIPPING INC	1,515		68,933
EAGLE PHARMACEUTICALS INC	2,296		116,912
EARTHSTONE ENERGY INC	10,833		118,513
EASTERN CO	1,017		25,588
EASTGROUP PPTYS INC	16,880		3,846,108
EBIX INC	3,639		110,626
ECHOSTAR CORP CL A	12,566		331,114
ECOVYST INC	22,044		225,731
EDGEWELL PERSONAL CARE CO	12,668		579,054
EHEALTH INC	243		6,197
EIGER BIOPHARMACEUTICALS INC	6,193		32,142
EL POLLO LOCO HLDGS INC	9,760		138,494
ELANCO ANIMAL HEALTH INC	1,279		36,298
ELECTROMED INC	1,965		25,545
ELEMENT SOLUTIONS INC	145,016		3,520,988
ELEVATE CREDIT INC	7,704		22,881
EMCOR GROUP INC	31,918		4,066,034
EMCORE CORP	8,353		58,304
EMERGENT BIOSOL	4,939		214,698
EMPLOYERS HOLDINGS INC	7,762		321,192
ENANTA PHARMACEUTICALS INC	4,632		346,381
ENCOMPASS HEALTH CORP	31,559		2,059,540
ENCORE CAP GROUP INC	9,550		593,151
ENCORE WIRE CORPORATION	4,224		604,454
ENDO INTERNATIONAL PLC	5,363		20,165

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
ENERPAC TOOL GROUP CORP CL A	2,038		41,331
ENERSYS INC	7,655		605,204
ENETI INC	3,364		26,037
ENLINK MIDSTREAM LLC	121,866		839,657
ENNIS INC	8,739		170,673
ENOVA INTL INC	9,593		392,929
ENPRO INDUSTRIES INC	4,388		482,987
ENSTAR GROUP LTD	3,026		749,207
ENTERPRISE BANCORP INC	27		1,213
ENTERPRISE FINL SVCS CORP	6,542		308,063
ENTRAVISION COMMUN CRP CL A	17,213		116,704
ENVISTA HOLDINGS CORP	105,601		4,758,381
ENZO BIOCHEM INC	7,444		23,895
EPLUS INC	11,260		606,689
EQT CORPORATION	49,810		1,086,356
EQUITABLE HOLDINGS INC	18,822		617,173
EQUITRANS MIDSTREAM CORP	71,038		734,533
EQUITY BANCSHARES INC	4,204		142,642
ESCALADE	3,667		57,902
ESCO TECHNOLOGIES INC	4,477		402,885
ESPEY MFG.&ELECTRIC	135		1,918
ESQUIRE FINL HLDGS INC	397		12,553
ESSA BANCORP INC	1,688		29,253
ESSENT GROUP LTD	7,679		349,625
ETHAN ALLEN INTERIORS INC	7,480		196,649
EVANS BANCORP INC	811		32,683
EVEREST REINSURANCE GROUP LTD	6,811		1,865,669
EVOLENT HEALTH INC A	10,949		302,959
EVOLUTION PETROLEUM CORP	3,832		19,352
EXTERRAN CORP	9,888		29,466
EZCORP INC CL A NON VTG	18,302		134,886
FABRINET	5,544		656,798
FALCON MINERALS CORP	5,262		25,626
FARMER BROTHERS CO	5,384		40,111
FARMERS & MERCHANTS BANCO/OH	739		24,261
FARMERS NATL BANC CORP	5,533		102,637
FARO TECHNOLOGIES INC	402		28,148
FB FINANCIAL CORP	4,550		199,381
FEDERAL AGRI MTG NON VTG CL C	1,608		199,279
FEDERAL SIGNAL CORP	11,284		489,049
FEDNAT HOLDING CO	4,807		6,778
FERRO CORP	3,479		75,947
FERROGLOBE PLC	21,889		135,931
FERROGLOBE REP&WARRANTY INS TR	20,872		0
FIDELITY NATIONAL FINL INC	12,801		667,956
FIESTA RESTAURANT GROUP INC	5,535		60,940
FINANCIAL INSTITUTIONS INC	5,181		164,756

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
FIRST AMERICAN FINANCIAL CORP	59,005		4,615,961
FIRST BANCORP INC ME	2,493		78,280
FIRST BANCORP NC	6,340		289,865
FIRST BANCORP PUERTO RICO	46,111		635,410
FIRST BANCSHARES INC MISS	5,320		205,458
FIRST BANK/HAMILTON NJ	3,941		57,184
FIRST BUSEY CORP	12,141		329,264
FIRST BUSINESS FIN SVCS INC	2,032		59,273
FIRST COMMONWEALTH FINL CORP	19,135		307,882
FIRST COMMUNITY BANKSHARES INC	5,604		187,286
FIRST CONSTITUTION BANCORP	1,790		45,985
FIRST FINANCIAL BANCORP	22,818		556,303
FIRST FINANCIAL INDIANA	3,137		142,075
FIRST FINANCIAL NORTWEST INC	2,243		36,269
FIRST FOUNDATION INC/OLD	11,582		287,929
FIRST HAWAIIAN INC	25,484		696,478
FIRST HORIZON CORP	335,863		5,484,643
FIRST INTERNET BANCORP	3,073		144,554
FIRST INTST BANCSYST INC CL A	10,978		446,475
FIRST MERCHANTS CORP	13,026		545,659
FIRST MID BANCSHARES INC	4,336		185,537
FIRST MIDWEST BANCORP INC DEL	23,726		485,908
FIRST NORTHWEST BANCORP	870		17,600
FIRST OF LONG ISLAND CORP	7,478		161,450
FIRST SAVINGS FINANCIAL GRP	313		8,263
FIRST SOLAR INC	21,160		1,844,306
FIRST SOURCE CORP	4,450		220,720
FIRST VIRGINIA COMMUNITY BANK	670		13,273
FIRST WESTERN FINANCIAL INC	1,254		38,071
FIVE POINT HOLDINGS LLC CL A	13,223		86,478
FLAGSTAR BANCORP INC	13,903		666,510
FLEX LTD	85,457		1,566,427
FLEXIBLE SOLUTIONS INTL INC	2,381		9,262
FLEXSTEEL IND	2,095		56,272
FLOTEK INDUSTRIES INC	9,796		11,069
FLOWSERVE CORP	1,868		57,161
FLUENT INC	20,123		40,045
FLUOR CORP	14,913		369,395
FLUSHING FINANCIAL CORP	8,615		209,345
FMC CORP NEW	19,802		2,176,042
FNB CORP PA	55,397		671,966
FONAR CORP	1,418		21,242
FOOT LOCKER INC	19,631		856,501
FORESTAR GROUP INC	11,497		250,060
FORMA THERAPEUTICS HOLDINGS	815		11,589
FORMFACTOR INC	9,485		433,654
FORTITUDE GOLD CORP	2,396		15,862

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
FORUM ENERGY TECHNOLOGIES INC	1,799		28,874
FORWARD AIR CORP	32,907		3,984,709
FOSSIL INC	13,827		142,280
FOSTER L B CO CL A	3,687		50,696
FRANKLIN ELECTRIC CO. INC.	2,592		245,100
FRANK’S INTERNATIONAL NV	9,802		140,659
FRESH DEL MONTE PRODUCE INC	11,018		304,097
FRIEDMAN INDS INC	1,279		11,997
FRP HOLDINGS INC	2,393		138,315
FS BANCORP INC	2,436		81,923
FTI CONSULTING INC	2,890		443,384
FTS INTERNATIONAL INC CL A	2,649		69,536
FULL HOUSE RESORTS INC	1,389		16,821
FULLER H B CO	42,297		3,426,057
FULTON FINANCIAL CORP	50,230		853,910
FUNKO INC A	5,480		103,024
FUTUREFUEL CORP	11,419		87,241
GAIA INC CL A	2,458		21,065
GANNETT CO INC	31,438		167,565
GAP INC	15,486		273,328
GATES INDUSTRIAL CORP PLC	27,294		434,248
GATX CORP	9,073		945,316
GCP APPLIED TECHNOLOGIES INC	3,180		100,679
GENASYS INC	2,111		8,402
GENCO SHIPPING & TRADING LTD	11,350		181,600
GENCOR INDUSTRIES INC	1,918		22,115
GENESCO INC	5,172		331,887
GENIE ENERGY LTD B	2,889		16,092
GENTEX CORP	53,142		1,851,999
GENTHERM INC	2,519		218,901
GENWORTH FINANCIAL INC A	52,957		214,476
GEOSPACE TECHNOLOGIES CORP	3,943		26,497
GERMAN AMERICAN BANCORP INC	3,392		132,220
GIBRALTAR INDUSTRIES INC	5,321		354,804
G-III APPAREL GROUP LTD	10,280		284,139
GLACIER BANCORP INC	674		38,216
GLATFELTER CORP	66,660		1,146,552
GLOBAL INDEMNITY GROUP LLC-A	2,854		71,721
GLOBE LIFE INC	15,045		1,410,017
GLYCOMIMETICS INC	6,434		9,265
GMS INC	8,137		489,115
GOLD RESOURCE CORP	14,827		23,130
GOODYEAR TIRE & RUBBER CO	60,190		1,283,251
GORMAN-RUPP CO	4,534		201,990
GRAHAM CORPORATION	2,260		28,114
GRAHAM HOLDINGS CO	915		576,294
GRAND CANYON EDUCATION INC	4,186		358,782

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
GRANITE CONSTRUCTION INC	11,832		457,898
GRAPHIC PACKAGING HOLDING CO	48,084		937,638
GRAY TELEVISION INC	26,058		525,329
GREAT LAKES DREDGE & DOCK CORP	17,789		279,643
GREAT SOUTHERN BANCORP INC	4,193		248,435
GREAT WESTERN BANCORP INC	10,298		349,720
GREEN BRICK PARTNERS INC	10,175		308,608
GREEN PLAINS INC	9,332		324,380
GREENBRIER COMPANIES INC	6,908		317,008
GREENLIGHT CAPITAL RE LTD A	10,113		79,286
GREIF INC CL A	6,710		405,083
GREIF INC CL B	1,953		116,750
GRIFFON CORP	14,468		412,049
GROCERY OUTLET HOLDING CORP	5,122		144,850
GROUP 1 AUTOMOTIVE INC	3,974		775,804
GSI TECHNOLOGY INC	8,099		37,498
GTY GOVTECH INC	12,911		86,504
GUARANTY BANCSHARES INC	1,586		59,602
GUESS INC	20,738		491,076
GULF ISLAND FABRICATION INC	4,272		17,131
HACKETT GROUP INC	2,732		56,088
HAIN CELESTIAL GROUP INC	6,953		296,267
HALLADOR PETROLEUM CO	2,211		5,439
HALLMARK FIN SERVICES INC	3,684		16,025
HANCOCK WHITNEY CORP	21,140		1,057,423
HANMI FINANCIAL CORPORATION	8,570		202,938
HANOVER INSURANCE GROUP INC	16,299		2,136,147
HARBORONE NORTHEAST BANCORP INC	15,306		227,141
HARLEY-DAVIDSON INC	9,761		367,892
HARMONIC INC	30,538		359,127
HARSCO CORP	15,478		258,637
HARVARD BIOSCIENCES INC	7,601		53,587
HASBRO INC	27,268		2,775,337
HAVERTY FURNITURE COS INC	5,469		167,187
HAWAIIAN HLDGS INC	12,671		232,766
HAWKINS INC	3,728		147,070
HAYNES INTL INC	4,319		174,185
HBT FINANCIAL INC	1,436		26,896
HEALTHSTREAM INC	6,267		165,198
HEARTLAND EXPRESS INC	17,472		293,879
HEARTLAND FINANCIAL USA INC	8,279		419,000
HECLA MINING CO	128,632		671,459
HEIDRICK & STRUGGLES INTL INC	5,147		225,078
HELIOS TECHNOLOGIES INC	2,491		261,978
HELIX ENERGY SOL GRP INC	46,487		145,039
HELMERICH & PAYNE INC	26,823		635,705
HEMISPHERE MEDIA GRP INC	4,724		34,343

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
HERC HOLDINGS INC	3,503		548,395
HERITAGE COMMERCE CORP	16,982		202,765
HERITAGE CRYSTAL CLEAN INC	2,539		81,299
HERITAGE FINANCIAL CORP WASH	9,697		236,995
HERITAGE INSURANCE HOLDINGS INC	9,039		53,149
HEXCEL CORPORATION	2,387		123,647
HF FOODS GROUP INC	1,576		13,333
HIBBETT INC	4,898		352,313
HILL INTL INC	6,379		12,439
HILLENBRAND INC	2,747		142,817
HILLTOP HLDGS I	16,669		585,749
HNI CORP	6,772		284,763
HOLLYFRONTIER CORP	31,267		1,024,932
HOME BANCORP INC	2,007		83,311
HOME BANCSHARES INC	4,653		113,301
HOMESTREET INC	5,968		310,336
HOMETRUST BANCSHARES INC	2,220		68,776
HOMOLOGY MEDICINES INC	8,046		29,287
HOOKER FURNISHINGS CORP	3,233		75,264
HOOKIPA PHARMA INC	595		1,386
HOPE BANCORP INC	35,001		514,865
HORACE MANN EDUCATORS CORP	49,738		1,924,861
HORIZON BANCORP INC INDIANA	12,084		251,951
HORIZON GLOBAL CORP	2,103		16,782
HOSTESS BRANDS INC CL A	28,279		577,457
HOUGHTON MIFFLIN HARCOURT CO	17,364		279,560
HOWARD BANCORP INC	4,779		104,134
HOWARD HUGHES CORP	8,679		883,349
HUB GROUP INC CL A	7,287		613,857
HUDSON TECHNOLOGIES INC	14,520		64,469
HUNTINGTON BANCSHARES INC	167,225		2,578,610
HUNTINGTON INGALLS INDUSTRIES INC	64		11,951
HUNTSMAN CORP	55,505		1,936,014
HURCO INC	1,597		47,431
HURON CONSULTING GROUP INC	5,197		259,330
HUTTIG BUILDING PRODUCTS INC	596		6,598
HYSTER-YALE MATERIALS HANDLING	2,370		97,407
I3 VERTICALS INC CL A	1,285		29,285
ICF INTERNATIONAL INC	30,862		3,164,898
ICHOR HOLDINGS LTD	2,164		99,609
ICU MEDICAL INC	9,090		2,157,421
IES HOLDINGS INC	2,417		122,397
IHEARTMEDIA INC	1,002		21,082
II-VI INC.	2,062		140,896
IMAX CORPORATION	6,136		109,466
IMEDIA BRANDS INC CL A	794		4,764
IMMERSION CORP	1,666		9,513

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
IMMUNIC INC	1,352		12,939
IMMUNOVANT INC	4,194		35,733
INDEPENDENCE CONTRACT DRILLING	414		1,242
INDEPENDENCE HOLDING CO	5		283
INDEPENDENT BANK CORP	6,329		151,073
INDEPENDENT BANK CORP MASS	23,493		1,915,384
INDEPENDENT BANK GROUP INC	13,674		986,579
INFORMATION SVCS GROUP INC	5,744		43,769
INGLES MARKETS INC-CL A	3,349		289,153
INGREDION INC	10,970		1,060,141
INNOSPEC INC	4,659		420,894
INNOVIVA INC	7,093		122,354
INOGEN INC	1,005		34,170
INSIGHT ENTERPRISES INC	4,829		514,771
INSTEEL INDUSTRIES INC	3,972		158,125
INTEGER HOLDINGS CORP	6,139		525,437
INTERDIGITAL INC	3,065		219,546
INTERFACE INC	6,903		110,103
INTERNATIONAL BANCSHARES CORP	17,834		755,983
INTERNATIONAL SEAWAYS INC	7,455		109,439
INTERPUBLIC GROUP OF COS INC	85,439		3,199,691
INTEST CORP	3,736		47,522
INTEVAC INC	8,417		39,644
INTREPID POTASH INC	3,487		149,000
INTRICON CORP	2,617		42,317
INVACARE CORP	11,683		31,778
INVESCO LTD	119,347		2,747,368
INVESTAR HOLDING CORP	1,709		31,463
INVESTORS BANCORP INC	77,460		1,173,519
INVESTORS TITLE CO	368		72,551
IROBOT CORP	3,400		223,992
ISSUER DIRECT CORP	75		2,209
ITERIS INC	10,016		40,064
ITRON INC	1,111		76,126
J&J SNACKS FOOD CORP	1,373		216,879
JABIL INC	16,158		1,136,715
JAMES RIVER GROUP HOLDINGS LTD	1,040		29,962
JANUS HENDERSON GROUP PLC	82,007		3,439,374
JAZZ PHARMA PLC	9,979		1,271,325
JEFFERIES FINANCIAL GROUP INC	43,427		1,684,968
JELD-WEN HOLDING INC	11,939		314,712
JETBLUE AIRWAYS CORP	30,184		429,820
JM SMUCKER CO/THE	29,297		3,979,119
JOHNSON OUTDOORS INC CL A	1,168		109,430
JONES LANG LASALLE INC	25,570		6,887,024
JOUNCE THERAPEUTICS INC	12,059		100,693
JUNIPER NETWORKS INC	45,126		1,611,449

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
KADANT INC	1,656		381,675
KAMAN CORP	6,579		283,884
KAR AUCTION SERVICES INC	21,243		331,816
KB HOME	15,477		692,286
KBR INC	1,193		56,811
KEARNY FINANCIAL CORP	22,416		297,012
KELLY SERVICES INC CL A	9,537		159,935
KEMPER CORP	12,066		709,360
KENNAMETAL INC	84,415		3,031,343
KENNEDY-WILSON HOLDINGS INC	18,992		453,529
KEWAUNEE SCIENTIFIC CORP	239		3,045
KEYSIGHT TECHNOLOGIES INC	5,183		1,070,341
KEZAR LIFE SCIENCES INC	4,085		68,301
KIMBALL ELECTRONICS INC	7,005		152,429
KIMBALL INTL INC CL B	9,508		97,267
KINGSTONE COS INC	617		3,085
KIRBY CORP	10,985		652,729
KKR & CO INC	66,024		4,918,788
KNIGHT-SWIFT TRANSPORTATION HOLDINGS INC	35,683		2,174,522
KNOWLES CORP	25,205		588,537
KOHLS CORP	31,216		1,541,758
KOPPERS HLDGS INC	5,551		173,746
KORN FERRY	11,312		856,658
KOSMOS ENERGY LTD	61,647		213,299
KRATON CORP	8,472		392,423
KRATOS DEFENSE & SEC SOLTN INC	4,306		83,536
KRONOS WORLDWIDE INC	12,814		192,338
KULICKE & SOFFA INDUSTRIES INC	23,637		1,430,984
KURA ONCOLOGY INC	794		11,116
KVH INDUSTRIES INC	5,826		53,541
LA Z BOY INC	83,020		3,014,456
LABORATORY CORP OF AMER HLDGS	9,234		2,901,415
LAKELAND BANCORP INC	13,660		259,403
LAKELAND INDUSTRIES INC	2,673		58,004
LANCASTER COLONY CORP	12,076		1,999,786
LANDEC CORP	8,672		96,259
LANDMARK BANCORP INC	381		10,859
LANDS END INC	8,775		172,253
LANNETT INC	1,141		1,848
LANTRONIX INC	4,826		37,788
LAREDO PETROLEUM INC	303		18,219
LAUREATE EDUCATION INC CL A	24,858		304,262
LAWSON PRODUCTS INC	119		6,515
LAZARD LTD CL A	81,611		3,560,688
LAZYDAYS HOLDINGS INC	2,950		63,543
LCI INDUSTRIES	1,418		221,024
LCNB CORPORATION	2,726		53,239

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
LEAR CORP NEW	6,249		1,143,255
LEGACY HOUSING CORP	5,810		153,791
LEGGETT & PLATT INC	46,880		1,929,581
LENSAR INC	2,985		17,791
LEVEL ONE BANCORP INC	1,371		54,072
LGI HOMES INC	3,326		513,800
LIBERTY BROADBAND CORP SER A 7% PFD PERP	670		19,531
LIBERTY FORMULA ONE-A	4,996		296,463
LIBERTY FORMULA ONE-C	33,360		2,109,686
LIBERTY LATIN AMERICA LTD CL A	12,063		140,655
LIBERTY LATIN AMERICA LTD CL C	38,185		435,309
LIBERTY OILFIELD SERVICES INC CL A	26,914		261,066
LIFETIME BRANDS INC	5,428		86,685
LIGAND PHARMACEUTICALS	1,667		257,485
LIGHTPATH TECHNOLOGIES CL A	2,899		7,074
LIMONEIRA CO	4,580		68,700
LINCOLN EDUCATIONAL SERVICES	6,174		46,120
LINCOLN NATIONAL CORP	31,959		2,181,521
LIONS GATE ENTERMENT CORP A	21,402		356,129
LIONS GATE ENTERTAINMENT CORP B	28,597		440,108
LITHIA MOTORS INC CL A	4,139		1,229,076
LITTELFUSE INC	9,349		2,941,943
LL FLOORING HOLDINGS INC	4,727		80,690
LORDSTOWN MOTORS CORP CL A	2,687		9,270
LOYALTY VENTURES INC	2,128		63,989
LSB INDUSTRIES INC	5,322		58,808
LSI INDUSTRIES INC	9,635		66,096
LUMEN TECHNOLOGIES INC	55,640		698,282
LUMOS PHARMA INC	219		1,520
LUNA INNOVATIONS INC	3,280		27,683
LUTHER BURBANK CORP	8,995		126,290
LUXFER HOLDINGS PLC	1,938		37,423
M D C HOLDINGS INC	15,851		884,961
M/I HOMES INC	9,481		589,529
MACATAWA BK CORP	8,017		70,710
MACQUARIE INFRASTRUCTURE HOLDINGS LLC	13,700		50,005
MACYS INC	44,748		1,171,503
MADISON SQUARE GARDEN ENTERTAINMENT CORP	69,985		4,922,745
MADISON SQUARE GARDEN SPORTS CORP	13,349		2,319,122
MAGELLAN HEALTH INC	2,903		275,756
MAGNOLIA OIL & GAS CORPO CL A	154,523		2,915,849
MAIDEN HLDGS LTD	19,931		60,989
MAMMOTH ENERGY SERVICES INC	1,916		3,487
MANCHESTER UNITED PLC	123,384		1,756,988
MANITOWOC CO INC	10,279		191,087
MANNATECH INC	149		5,710
MANPOWERGROUP INC	6,423		625,151

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
MANTECH INTL CORP CL A	5,877		428,610
MARATHON OIL CORP	156,614		2,571,602
MARCHEX INC	648		1,607
MARCUS &MILLICHAP CO INC	8,009		412,143
MARCUS CORP	6,757		120,680
MARINEMAX INC	5,669		334,698
MARLIN BUSINESS SERVICES CORP	3,173		73,867
MARRIOTT VACATIONS WORLD	4,080		689,438
MARTEN TRANSPORT LTD	21,478		368,562
MASCO CORPORATION	39,134		2,747,989
MASONITE WORLDWIDE HOLDINGS	3,593		423,794
MASTEC INC	16,454		1,518,375
MATADOR RESOURCES COMPANY	118,800		4,386,096
MATERION CORP	6,245		574,165
MATRIX SERVICE CO	8,829		66,394
MATSON INC	10,227		920,737
MATTEL INC	165,789		3,574,411
MATTHEWS INTL CORP CL A	7,760		284,559
MAXAR TECHNOLOGIES INC	10,970		323,944
MAXIMUS INC	2,461		196,068
MAYVILLE ENGINEERING CO INC	4,382		65,336
MCEWEN MINING INC	11,919		10,566
MCGRATH RENTCORP	5,719		459,007
MDU RESOURCES GROUP INC	44,487		1,371,979
MEDNAX INC	17,109		465,536
MERCANTILE BANK CORP	4,276		149,788
MERCER INTERNATIONAL INC	17,988		215,676
MERCHANTS BANCORP	3,021		142,984
MERCURY GENERAL CORP	6,643		352,478
MERCURY SYSTEMS INC	5,200		286,312
MERIDIAN BIOSCIENCE INC	8,055		164,322
MERIDIAN CORP	400		14,708
MERIT MEDICAL SYSTEMS INC	4,692		292,312
MERITAGE HOMES CORP	7,496		914,962
MERITOR INC	4,268		105,761
MESA AIR GROUP INC	9,440		52,864
MESA LABORATORIES INC	31		10,171
META FINL GROUP INC	5,750		343,045
METHODE ELECTRONICS INC	8,426		414,306
METROPOLITAN BANK HOLDING CORP	2,259		240,651
MGIC INVESTMENT CORP	53,205		767,216
MGP INGREDIENTS INC	1,398		118,816
MICROBOT MEDICAL INC	880		6,600
MID AMERICA APT CMNTY INC	11,687		2,681,465
MID PENN BANCORP INC	2,622		83,222
MIDLAND STATES BANCORP INC	5,930		147,005
MIDWESTONE FINANCIAL GRP INC	4,363		141,230

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
MILLER INDUSTRIES INC TENN	3,239		108,183
MILLERKNOLL INC	11,731		459,738
MINERALS TECHNOLOGIES INC	10,272		751,397
MINERVA NEUROSCIENCES INC	2,332		1,868
MISTRAS GROUP INC	8,234		61,179
MKS INSTRUMENTS INC	18,828		3,279,273
MODINE MANUFACTURING CO	14,585		147,163
MODIVCARE INC	645		95,647
MOHAWK INDUSTRIES INC	30,476		5,552,118
MOLSON COORS BEVERAGE CO B	42,452		1,967,650
MONARCH CASINO & RESORT INC	902		66,703
MONITRONICS INTERNATIONAL INC	763		1,984
MONRO INC	2,521		146,899
MOOG INC CL A	7,268		588,490
MOSAIC CO NEW	47,873		1,880,930
MOTORCAR PARTS OF AMERICA INC	5,115		87,313
MOVADO GROUP INC	4,404		184,219
MR COOPER GROUP INC	18,745		779,979
MRC GLOBAL INC	19,462		133,899
MUELLER INDUSTRIES INC	9,121		541,423
MUELLER WATER PRODUCTS INC A	22,603		325,483
MURPHY OIL CORP	41,184		1,075,314
MUSTANG BIO INC	21,167		35,137
MVB FINANCIAL CORP	159		6,602
MYERS INDUSTRIES	2,948		58,989
MYR GROUP INC/DELAWARE	4,316		477,134
MYRIAD GENETICS INC	13,286		366,694
N-ABLE INC	998		11,078
NABORS INDUSTRIES LTD	1,293		104,849
NACCO INDUSTRIES INC CL A	1,747		63,399
NATIONAL BANKSHARES INC VA	1,085		39,342
NATIONAL BK HLDGS CORP	6,756		296,859
NATIONAL ENERGY SERVICES REUNITED CORP	16,051		151,682
NATIONAL HEALTHCARE CORP	3,616		245,671
NATIONAL PRESTO INDS	1,706		139,943
NATIONAL WESTERN LIFE GROUP INC- A	893		191,495
NATURAL ALTERNATIVES INTL INC	743		9,392
NATURAL GAS SERVICES GROUP	3,945		41,304
NATURAL GROCERS VIT GROC INC	7,660		109,155
NATURES SUNSHINE PRODUCTS INC	4,825		89,263
NATUS MEDICAL INC	8,268		196,200
NAUTILUS INC	4,510		27,646
NAVIENT CORP	57,894		1,228,511
NBT BANCORP INC	6,979		268,831
NCR CORP	86,027		3,458,285
NEENAH INC	2,615		121,022
NELNET INC CL A	9,784		955,701

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
NEOPHOTONICS CO	12,618		193,939
NETGEAR INC	9,375		273,844
NETSCOUT SYSTEMS INC	15,693		519,124
NETWORK-1 TECHNOLOGIES INC	2,182		6,153
NEW JERSEY RESOURCES CORP	13,202		542,074
NEW YORK COMMUNITY BANCORP INC	90,229		1,101,696
NEWELL BRANDS INC	14,333		313,033
NEWPARK RESOURCES INC	30,719		90,314
NEWS CORP NEW CL A	67,504		1,506,014
NEWS CORP NEW CL B	34,124		767,790
NEXA RESOURCES SA	6,444		50,650
NEXSTAR MEDIA GROUP INC A	9,117		1,376,485
NEXSTAR MEDIA GROUP INC A CVR	6,927		0
NEXTCURE INC	3,133		18,798
NEXTGEN HEALTHCARE INC	12,189		216,842
NEXTIER OILFIELD SOLUTIONS INC	54,875		194,806
NICOLET BANKSHARES INC	2,982		255,707
NIELSEN HOLDINGS PLC	186,086		3,816,624
NKARTA INC	254		3,899
NL INDUSTRIES	3,712		27,469
NMI HOLDINGS INC	13,808		301,705
NN INC	11,603		47,572
NORDIC AMERICAN TANKER LTD	20,623		34,853
NORTHEAST BANK	2,105		75,212
NORTHERN TRUST CORP	21,878		2,616,828
NORTHFIELD BANCORP INC NEW	14,408		232,833
NORTHRIM BANCORP INC	1,647		71,579
NORTHWEST BANCSHARES INC	26,647		377,322
NORTHWEST PIPE CO	3,615		114,957
NOV INC	13,441		182,126
NOW INC	25,199		215,199
NRG ENERGY INC	16,029		690,529
NU SKIN ENTERPRISES INC CL A	8,187		415,490
NUVASIVE INC	5,539		290,687
NV5 GLOBAL INC	2,964		409,388
NVENT ELECTRIC PLC	20,205		767,790
OASIS PETE INC NEW	3,070		386,789
OCEANEERING INTERNATIONAL INC	24,904		281,664
OCEANFIRST FINANCIAL CORP	11,420		253,524
OCWEN FINANCIAL CORP	2,158		86,255
ODP CORP/THE	11,727		460,637
OFG BANCORP	11,631		308,919
OIL STATES INTERNATIONAL INC	16,876		83,874
OIL-DRI CORP OF AMERICA	667		21,831
OLD NATIONAL BANCORP (IND)	35,652		646,014
OLD REPUBLIC INTL CORP	54,145		1,330,884
OLD SECOND BANCORP	5,905		74,344

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
OLIN CORP	23,004		1,323,190
OLLIES BARGAIN OUTLET HOLDINGS INC	3,015		154,338
OLYMPIC STEEL INC	3,052		71,722
ONE GAS INC	16,556		1,284,580
ONEMAIN HOLDINGS INC	6,931		346,827
ONESPAN INC	3,636		61,557
ONESPAWORLD HOLDINGS LTD	7,831		78,467
ONEWATER MARINE CL A	470		28,656
ONTO INNOVATION INC	5,978		605,153
OP BANCORP	2,414		30,803
OPIANT PHARMACEUTICALS INC	1,027		34,538
OPKO HEALTH INC	39,518		190,082
OPORTUN FIN CORP	3,560		72,090
OPPENHEIMER HLDGS CL A NON-VTG	2,442		113,236
OPTION CARE HEALTH INC	11,861		337,327
ORASURE TECHNOLOGIES INC	16,839		146,331
ORGANON & CO	6,101		185,775
ORGENESIS INC	1,266		3,646
ORIGIN BANCORP INC	3,108		133,395
ORION ENGINEERED CARBONS SA	2,773		50,912
ORION GROUP HOLDINGS INC	10,871		40,984
ORMAT TECHNOLOGIES INC	4,929		390,870
ORRSTOWN FINANCIAL SERVICES	2,368		59,674
ORTHOFIX MEDICAL INC	4,334		134,744
OSHKOSH CORP	7,416		835,857
OSI SYSTEMS INC	3,673		342,324
OVERSEAS SHIPHLDG GRP INC NEW	24,947		46,900
OWENS AND MINOR INC	18,156		789,786
OWENS CORNING INC	6,409		580,015
OXFORD INDUSTRIES	3,055		310,144
PACIFIC PREMIER BANCORP INC	16,671		667,340
PACIRA BIOSCIENCES INC	861		51,806
PACKAGING CORP OF AMERICA	357		48,606
PACWEST BANCORP	25,728		1,162,134
PAM TRANSPORTAION	832		59,080
PANGAEA LOGISTICS SOLUTIONS LTD	6,791		25,670
PARK AEROSPACE CORP	6,727		88,796
PARK NATIONAL CORP	2,013		276,405
PARK OHIO HLDGS CORP	3,341		70,729
PARKE BANCORP INC	2,146		45,667
PARSONS CORP	10,603		356,791
PATRICK INDUSTRIES INC	3,494		281,931
PATRIOT TRANSPORTATION HOLDING INC	126		1,017
PATTERSON COMPANIES INC	17,996		528,183
PATTERSON-UTI ENERGY INC	47,549		401,789
PBF ENERGY INC CL A	29,839		387,012
PC CONNECTION INC	5,686		245,237

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
PCB BANCORP	2,583		56,723
PCSB FINANCIAL CORP	4,234		80,615
PCTEL INC	6,376		36,152
PDC ENERGY INC	21,909		1,068,721
PDF SOLUTIONS INC	3,933		125,030
PDL BIOPHARMA INC	62,577		154,565
PEABODY ENERGY CORP	24,768		249,414
PEAPACK GLADSTONE FINL CORP	5,550		196,470
PEBBLEBROOK HOTEL TRUST	81,659		1,826,712
PENNS WOODS BANCORP INC	1,124		26,493
PENNYMAC FINANCIAL SERVICES INC	8,724		608,761
PENSKE AUTOMOTIVE GROUP INC	17,394		1,864,985
PEOPLES BANCORP INC	8,722		277,447
PEOPLES FINANCIAL SERV CORP	124		6,534
PEOPLES UNITED FINANCIAL INC	77,819		1,386,735
PERDOCEO EDUCATION CORP	17,742		208,646
PERFORMANCE FOOD GROUP CO	6,851		314,392
PERRIGO CO PLC	24,025		934,573
PERSONALIS INC	744		10,617
PETIQ INC CL A	2,400		54,504
PETMED EXPRESS INC	2,297		58,022
PGT INNOVATIONS INC	7,426		167,011
PHIBRO ANIMAL HEALTH CORP CL A	1,716		35,041
PHOTRONIC INC	20,328		383,183
PHX MINERALS INC A	5,115		11,100
PILGRIM’S PRIDE CORP NEW	16,927		477,341
PING IDENTITY HOLDING CORP	3,625		82,940
PINNACLE FINL PARTNERS INC	8,482		810,031
PLAYA HOTELS & RESORTS NV	25,953		207,105
PLEXUS CORP	26,732		2,563,331
POLARIS INC	17,529		1,926,612
POPULAR INC	26,083		2,139,849
POST HOLDINGS INC	13,662		1,540,117
POTBELLY CORP	2,000		11,160
POWELL INDUSTRIES INC	3,529		104,070
POWERFLEET INC	4,846		22,970
PRA GROUP INC	9,723		488,192
PREFERRED BANK LOS ANGELES	3,803		273,017
PREFORMED LINE PRODUCTS CO	1,299		84,045
PREMIER FINANCIAL CORP	9,660		298,591
PREMIER INC	19,969		822,124
PRESTIGE CONSUMER HEALTHCARE INC	11,603		703,722
PRICESMART INC	6,334		463,459
PRIMIS FINANCIAL CORP	6,097		91,699
PRIMORIS SVCS CORP	10,954		262,677
PROASSURANCE CORPORATION	12,619		319,261
PROPETRO HOLDING CORP	25,985		210,479

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
PROSPERITY BANCSHARES INC	15,869		1,147,329
PROTHENA CORP PLC	5,401		266,809
PROVIDENT FINANCIAL HLDGS INC	1,165		19,281
PROVIDENT FINANCIAL SVCS INC	16,064		389,070
PULTEGROUP INC	38,824		2,219,180
PVH CORP	13,929		1,485,528
QCR HOLDINGS INC	4,202		235,312
QUAD/GRAPHICS INC CL A	13,223		52,892
QUANEX BUILDING PRODUCTS	8,369		207,384
QUANTA SVCS INC	6,738		772,579
QUEST RESOURCE HOLDING CORP	2,431		16,871
QUINSTREET INC	7,888		143,483
QURATE RETAIL INC	79,822		606,647
QURATE RETAIL INC 8% PFD 03/15/2031	1,299		134,161
RADIAN GROUP INC	32,782		692,684
RADIANT LOGISTICS INC	11,842		86,328
RAFAEL HOLDINGS INC	1,783		9,093
RALPH LAUREN CORP	1,186		140,968
RAMBUS INC	14,206		417,514
RANGE RESOURCES CORP	42,665		760,717
RANGER OIL CORP CL A	2,464		66,331
RANPAK HOLDINGS CORP A	2,028		76,212
RAYONIER ADVANCED MATERIALS	15,627		89,230
RBB BANCORP	4,413		115,621
RCI HOSPITALITY HOLDINGS INC	2,126		165,573
RCM TECHNOLOGIES INC	2,709		19,288
RE/MAX HOLDINGS INC CL A	4,503		137,296
READING INTL INC CL A	3,517		14,209
REALNETWORKS INC	1,984		1,944
REALOGY HOLDINGS CORP	24,129		405,608
RED ROBIN GOURMET BURGERS INC	1,010		16,695
REGAL REXNORD CORP	7,486		1,273,967
REGIONAL MANAGEMENT CORP	3,059		175,770
REINSURANCE GROUP OF AMERICA	12,470		1,365,340
RELIANCE STEEL & ALUMINUM CO	15,919		2,582,380
RELIANT BANCORP INC	1,353		48,032
RENAISSANCERE HLDGS LTD	7,776		1,316,710
RENASANT CORP	13,487		511,832
RENEWABLE ENERGY GROUP INC	12,177		516,792
RENT A CTR INC	1,864		89,547
REPUBLIC BANCORP INC KY CL A	4,851		246,625
REPUBLIC FIRST BANCORP INC	12,892		47,958
RESIDEO TECHNOLOGIES INC	26,384		686,776
RESOLUTE FOREST PRODUCTS INC	18,319		279,731
RESOURCES CONNECTION INC	11,425		203,822
REV GROUP INC	15,200		215,080
REX AMERICAN RESOURCES CORP	1,751		168,096

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
RF INDUSTRIES LTD	211		1,688
RHYTHM PHARMACEUTICALS INC	446		4,451
RIBBON COMMUNICATIONS INC	33,205		200,890
RICHARDSON ELECTRONICS LTD	3,601		48,686
RICHMOND MUTUAL BANCORPORATION INC	677		10,906
RITE AID CORP	14,248		209,303
RIVERVIEW BANCORP INC	7,656		58,875
ROCKY BRANDS INC	1,946		77,451
ROGERS CORP	3,282		895,986
ROYAL CARIBBEAN CRUISES LTD	11,318		870,354
RPC INC	38,862		176,433
RUSH ENTERPRISES INC CL A	10,208		567,973
RUSH ENTERPRISES INC CL B	2,306		124,455
RYDER SYSTEM INC	9,713		800,643
RYERSON HOLDING CORP	1,339		34,881
S & T BANCORP	7,072		222,909
SAFETY INSURANCE GROUP INC	2,799		237,999
SAGA COMMUNICATIONS INC CL A	115		2,761
SANDERSON FARMS INC	4,469		853,937
SANDRIDGE ENERGY INC	10,371		108,481
SANDY SPRING BANCORP INC	11,086		533,015
SANMINA CORP	19,734		818,172
SANTANDER CONSUMER USA HLDGS INC	94,348		3,964,503
SAPIENS INTL CORP NV	2,418		83,300
SATSUMA PHARMACEUTICALS INC	2,113		9,509
SAVARA INC	99		123
SCANSOURCE INC	6,576		230,686
SCHNEIDER NATIONAL INC CL B	15,799		425,151
SCHNITZER STEEL INDS INC CL A	8,330		432,494
SCHOLASTIC CORP	9,337		373,107
SCHWEITZER-MAUDUIT INTL INC	7,784		232,742
SCIENCE APPLICATIONS INTERNATIONAL CORP	3,681		307,695
SCORPIO TANKERS INC	12,196		156,231
SCRIPPS (EW) CO CL A	14,411		278,853
SEABOARD CORP	156		613,862
SEACOAST BANKING CORP FLORIDA	5,432		192,238
SEACOR MARINE HOLDINGS INC	4,055		13,787
SEASPINE HOLDINGS CORP	2,062		28,084
SECUREWORKS CORP	2,461		39,302
SELECT ENERGY SERVICES INC CL A	22,556		140,524
SELECT MEDICAL HLDGS CORP	24,472		719,477
SEMTECH CORP	27,593		2,453,845
SENECA FOODS CORP CL A	2,342		112,299
SENSATA TECHNOLOGIES HOLDING PLC	14,076		868,348
SENSIENT TECHNOLOGIES CORP	5,943		594,657
SFL CORP LTD	31,422		256,089
SHOE CARNIVAL	7,000		273,560

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SHORE BANCSHARES INC	3,419		71,286
SIERRA BANCORP	4,656		126,410
SIGMATRON INTERNATIONAL INC	600		6,198
SIGNET JEWELERS LTD	10,173		885,356
SILGAN HOLDINGS INC	1,203		51,537
SILVERBOW RESOURCES INC	1,768		38,489
SIMMONS 1ST NATL CORP CL A	23,964		708,855
SIMPLY GOOD FOODS CO	78,871		3,278,667
SIMPSON MANUFACTURING CO	6,978		970,430
SIO GENE THERAPIES INC	9,530		12,294
SIRIUSPOINT LTD	16,187		131,600
SKECHERS USA INC CL A	1,425		61,845
SKYLINE CHAMPION CORP	1,685		133,081
SKYWEST INC	15,522		610,015
SM ENERGY CO	28,536		841,241
SMART SAND INC	1,887		3,359
SMARTFINANCIAL INC	3,648		99,809
SMITH & WESSON BRANDS INC	9,857		175,455
SMITH MICRO SOFTWARE INC	2,902		14,278
SNAP-ON INCORPORATED	13,324		2,869,723
SOLARIS OILFIELD INFRASTRUCTURE INC CL A	4,997		32,730
SOLARWINDS CORP	998		14,162
SONIC AUTOMOTIVE INC CL A	10,502		519,324
SONOCO PRODUCTS CO	14,845		859,377
SOUTHERN FIRST BANCSHARES INC	1,385		86,549
SOUTHERN MISSOURI BANCORP INC	705		36,780
SOUTHSIDE BANCSHARES INC	2,331		97,482
SOUTHSTATE CORP	12,245		980,947
SP PLUS CORP	1,386		39,113
SPARTANNASH CO	9,857		253,916
SPECTRUM BRANDS HOLDINGS INC	7,124		724,653
SPIRIT AIRLINES INC	23,864		521,428
SPIRIT OF TEXAS BANCSHARES INC	4,100		117,998
SPOK HOLDINGS INC	4,378		40,847
SPORTSMANS WHSE HLDGS INC	3,809		44,946
SPROUTS FMRS MKT INC	18,653		553,621
SPX FLOW INC	4,731		409,137
STANDARD MOTOR PRODUCTS INC	5,653		296,161
STANDEX INTL CORP	2,940		325,340
STAR EQUITY HOLDINGS INC	460		1,173
STARTEK INC	7,122		37,177
STATE AUTO FINANCIAL CORP	8,197		423,703
STEEL DYNAMICS INC	40,696		2,526,001
STEELCASE INC CLASS A	19,433		227,755
STEPAN CO	4,110		510,832
STERICYCLE INC	35,857		2,138,511
STERIS PLC	10,151		2,470,855

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
STERLING BANCORP INC/MI	3,591		20,648
STERLING BANCORP/DE	42,054		1,084,573
STERLING CONSTRUCTION CO INC	5,820		153,066
STEVEN MADDEN LTD	581		26,999
STEWART INFORMATION SERVICES	6,677		532,357
STIFEL FINANCIAL CORP	50,317		3,543,323
STONERIDGE INC	6,545		129,198
STONEX GROUP INC	3,164		193,795
STRATASYS LTD	12,368		302,892
STRATEGIC EDUCATION INC	2,085		120,596
STRATTEC SEC CORP	1,335		49,422
STRIDE INC	14,734		491,084
SUMMIT FINANCIAL GROUP INC	813		22,317
SUMMIT MATERIALS INC CL A	23,544		945,056
SUNCOKE ENERGY INC	19,853		130,831
SUNRUN INC	10,420		357,406
SUPER MICRO COMPUTER INC	7,336		322,417
SUPERIOR GROUP OF COS INC	4,458		97,809
SUPERNUS PHARMACEUTICALS INC	11,663		340,093
SURFACE ONCOLOGY INC	8,072		38,584
SURGALIGN HOLDINGS INC	17,858		12,793
SYNCHRONOSS TECHNOLOGIES INC	6,916		16,875
SYNEOS HEALTH INC	39,735		4,079,990
SYNLOGIC INC	3,697		8,947
SYNOVUS FINANCIAL CORP.	74,837		3,582,447
TALOS ENERGY INC	18,373		180,055
TAPESTRY INC	7,918		321,471
TARGA RESOURCES CORP	1,224		63,942
TARO PHARMACEUTICALS IND	3,058		153,236
TAYLOR MORRISON HOME CORP	27,329		955,422
TD SYNNEX CORP	36,208		4,140,747
TEAM INC	8,245		8,987
TECHNIP ENERGIES NV ADR	12,075		175,088
TECHNIPFMC PLC	148,794		880,860
TECNOGLASS INC	375		9,821
TEEKAY CORP	2,374		7,454
TEEKAY TANKERS LTD CL A	8,324		90,732
TEGNA INC	213,954		3,970,986
TEJON RANCH CO	9,534		181,909
TELEPHONE & DATA SYSTEMS INC	32,571		656,306
TENNANT CO	129		10,454
TENNECO INC	1,940		21,922
TEREX CORP	10,437		458,706
TERMINIX GLOBAL HLDGS INC	16,049		725,896
TERRITORIAL BANCORP INC	2,778		70,145
TESSCO TECHNOLOGIES INC	2,017		12,485
TETRA TECHNOLOGIES INC	2,232		6,339

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
TEXAS CAPITAL BANCSHARES INC	10,993		662,328
TEXTAINER GROUP HLDGS LTD	14,651		523,187
THE BANK OF PRINCETON	1,134		33,260
THERMON GROUP HOLDINGS INC	10,931		185,062
THOR INDUSTRIES INC	9,132		947,628
THRYV HOLDINGS INC	430		17,686
TIDEWATER INC	11,057		118,420
TILE SHOP HLDGS INC	1,934		13,789
TILLY’S INC	6,293		101,380
TIMBERLAND BANCORP INC	2,601		72,048
TIMKEN CO	11,714		811,663
TIMKENSTEEL CORP	13,978		230,637
TIPTREE INC	9,477		131,067
TITAN INTERNATIONAL INC	15,718		172,269
TITAN MACHINERY INC	7,549		254,326
TOLL BROTHERS INC	37,728		2,731,130
TOOTSIE ROLL INDUSTRIES INC	2,660		96,372
TOWNE BANK	14,999		473,818
TOWNSQUARE MEDIA INC	566		7,545
TRANSCAT INC	150		13,865
TRANSOCEAN LTD	128,233		353,923
TRAVELCENTERS OF AMERICA INC	1,598		82,489
TRECORA RESOURCES	8,727		70,514
TREDEGAR CORP	6,955		82,208
TREEHOUSE FOODS INC	13,358		541,400
TRI POINTE HOMES INC	39,263		1,095,045
TRICO BANCSHARES	5,590		240,146
TRIMAS CORP	3,501		129,537
TRIMBLE INC	21,425		1,868,046
TRINITY INDUSTRIES INC	33,205		1,002,791
TRINSEO PLC	3,530		185,184
TRIPLE-S MANAGEMENT CORP CL B	6,637		236,808
TRISTATE CAPITAL HOLDINGS INC	9,379		283,809
TRITON INTERNATIONAL LTD	19,602		1,180,628
TRIUMPH BANCORP INC	2,785		331,638
TRONOX HOLDINGS PLC	33,675		809,210
TRUEBLUE INC	9,801		271,194
TRUECAR INC	23,391		79,529
TRUSTCO BANK CORP NY	5,542		184,604
TRUSTMARK CORP	18,131		588,532
TTM TECHNOLOGIES INC	32,678		486,902
TURTLE BEACH CORP	977		21,748
TUTOR PERINI CORP	12,962		160,340
TWIN DISC INC	2,064		22,621
UFP INDUSTRIES INC	13,523		1,244,251
UFP TECHNOLOGIES INC	1,504		105,671
ULTRA CLEAN HOLDINGS INC	8,627		494,845

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
ULTRALIFE CORP	2,472		14,931
UMB FINANCIAL CORP	1,489		157,998
UMPQUA HOLDINGS CORP	46,419		893,102
UNIFI INC	4,986		115,426
UNIFIRST CORP	1,845		388,188
UNITED BANKSHARES INC. W VA.	106,865		3,877,062
UNITED COMMUNITY BANKS GA	12,442		447,165
UNITED FIRE GROUP INC	7,725		179,143
UNITED INS HLDGS CORP	12,964		56,264
UNITED NATURAL FOODS INC	17,378		852,912
UNITED STATES CELLULAR CORP	10,950		345,144
UNITED STATES LIME & MIN INC	763		98,442
UNITED STATES STEEL CORP	33,987		809,230
UNITED THERAPEUTICS CORP DEL	2,050		442,964
UNITY BANCORP INC	1,906		50,033
UNIVAR INC	28,935		820,307
UNIVERSAL CORP	5,878		322,820
UNIVERSAL ELECTRONICS INC	3,755		153,016
UNIVERSAL HEALTH SVCS INC CL B	13,065		1,694,008
UNIVERSAL INSURANCE HLDGS INC	7,695		130,815
UNIVERSAL LOGISTICS HOLDINGS INC	5,021		94,696
UNIVERSAL STAINLESS & ALLOY	1,677		13,232
UNIVERSAL TECH INST INC	10,011		78,286
UNIVEST FINANCIAL CORP	8,292		248,097
UNUM GROUP	39,857		979,286
UPLAND SOFTWARE INC	2,272		40,760
URBAN ONE INC CL A	2,573		11,964
URBAN ONE INC CL D NON-VTG	4,268		14,469
URBAN OUTFITTERS	20,120		590,723
US ECOLOGY INC	4,461		142,484
US FOODS HOLDING CORP	30,509		1,062,628
US SILICA HOLDINGS INC	20,091		188,855
US XPRESS ENTERPRISES INC	7,931		46,555
USA TRUCK INC	3,033		60,296
UTAH MEDICAL PRODUCTS INC	394		39,400
VAALCO ENERGY INC	9,730		31,233
VAIL RESORTS INC	2,035		667,277
VALLEY NATL BANCORP	117,101		1,610,139
VANDA PHARMACEUTICALS INC	14,018		219,942
VAREX IMAGING CORP	11,783		371,754
VECTRUS INC-WI	3,247		148,615
VEECO INSTRUMENT	9,247		263,262
VENATOR MATERIALS PLC	21,548		54,732
VERA BRADLEY INC	9,554		81,305
VERINT SYSTEMS INC	7,112		373,451
VERITEX HOLDINGS INC	2,241		89,147
VERITIV CORP	4,371		535,753

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
VERSO CORP - A	9,409		254,231
VIACOMCBS INC CL B	106,512		3,214,532
VIAD CORP	3,856		164,998
VIASAT INC	17,625		785,018
VIDLER WATER RESOUCES INC	5,659		68,361
VIKING THERAPEUTICS INC	16,073		73,936
VILLAGE SUPER MKT INC CL A NEW	3,661		85,631
VIRNETX HLDG CORP	3,251		8,453
VISHAY INTERTECHNOLOGY INC	41,884		916,003
VISHAY PRECISION GROUP INC	3,500		129,920
VISTA OUTDOOR INC	11,270		519,209
VISTRA CORP	87,066		1,982,493
VOXX INTERNATIONAL CORP	6,364		64,722
VOYA FINANCIAL INC	23,094		1,531,363
VSE CORP	2,996		182,576
WABASH NATIONAL CORP	12,774		249,348
WARRIOR MET COAL INC	12,918		332,122
WASHINGTON FEDERAL INC	20,560		686,293
WASHINGTON TR BANCORP INC	4,073		229,595
WATERSTONE FINANCIAL INC	7,640		167,010
WAYSIDE TECHNOLOGY GROUP INC	397		13,919
WEBSTER FINANCIAL	2,492		139,153
WEIS MARKETS INC	6,740		444,031
WERNER ENTERPRISES INC	17,756		846,251
WESBANCO INC	15,539		543,710
WESCO INTERNATIONAL INC	11,623		1,529,471
WESCO INTERNATIONAL INC SER A 10.625%/VAR PFD PERP	4,600		140,990
WEST BANCORPORATION INC	2,428		75,438
WESTAMERICA BANCORPORATION	99		5,715
WESTERN NEW ENGLAND BANCORP INC	8,462		74,127
WESTLAKE CHEMICAL CORP	22,263		2,162,405
WESTROCK CO	26,401		1,171,148
WESTWOOD HOLDINGS GROUP INC	2,438		41,300
WEYCO GROUP INC	3,183		76,201
WHIRLPOOL CORP	1,088		255,310
WHITE MOUNTAINS INS GROUP LTD	673		682,355
WHITING PETROLEUM CORP NEW	7,644		494,414
WHOLE EARTH BRANDS INC	2,867		30,792
WIDEPOINT CORP	1,899		7,463
WILEY (JOHN) & SONS INC CL A	6,449		369,334
WILEY (JOHN) & SONS INC CL B	435		24,830
WILLAMETTE VALLEY VINEYARD INC	436		3,784
WILLDAN GROUP	1,975		69,520
WILLSCOT MOBILE MINI HOLDINGS CORP	18,309		747,740
WINNEBAGO INDUSTRIES INC	6,366		476,941
WINTRUST FINANCIAL CORP	9,739		884,496
WORLD FUEL SERVICES CORP	15,049		398,347

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
WORTHINGTON INDUSTRIES INC	9,348		510,962
WSFS FINANCIAL CORP	12,971		650,107
X4 PHARMACEUTICALS INC	3,352		7,676
XEROX HOLDINGS CORP	53,566		1,212,734
XPERI HOLDING CORP	15,783		298,457
YELP INC	8,380		303,691
ZAGG INC CVR RT	12,558		1,130
ZEBRA TECHNOLOGIES CORP CL A	1,718		1,022,554
ZIFF DAVIS INC	2,186		242,340
ZIONS BANCORP	39,334		2,484,335
ZOVIO INC	11,929		15,150
ZUMIEZ INC	8,817		423,128
ZURN WATER SOLUTIONS CORP	3,634		132,278
Common Collective Trusts
SPARTAN SMALL - MID CAP V	2,381,548		238,654,947
FID BANK TRST ST INV FUND	10,072,510		10,072,510

SMID Cap Value Account Total			955,125,733

PIMCO Total Return Account

Mutual Funds
HIGH YIELD PORTFOLIO INSTL CL	5,128,738		43,132,687
PIMCO ASSET BACK SECS PORT-UNL	11,414,442		141,653,226
PIMCO EMMERG MKTS FD INST CL	5,908,567		56,544,987
PIMCO INTL PORT FUND(UNLISTED)	12,962,986		70,259,387
PIMCO INV GRD CORP PORT(UNLST)	52,546,630		510,227,774
PIMCO MTG PORT INSTL CL(UNLST)	17,266,406		184,232,551
PIMCO MUNI SECTR PORT INSTL CL	2,350,811		16,573,215
PIMCO REAL RETRN BD FD INST CL	1,249,290		7,595,684
PIMCO SHORT TM FLT NAV PORT II	8,573,623		85,830,542
PIMCO US GOVT SECTOR PORT INST	30,407,378		287,349,727
Common Collective Trusts
SSBK GOVT STIF FUND	39,617		39,617

PIMCO Total Return Account Total			1,403,439,397

International Growth Account
Currency
AUSTRALIAN DOLLAR CURRENCY	65		47
BRITISH POUND STERLING CURRENCY	67		90
CANADIAN DOLLAR	78,580		62,121
DANISH KRONE	3,089		473
EURO MONETARY UNIT.	84,880		96,636
HONG KONG DOLLAR	4,727		606
HUNGARIAN FORINT	767,982		2,367
INDIAN RUPEE	2,261,362		30,360
JAPANESE YEN	11,888		103
MEXICAN PESO CURRENCY	726,028		35,458
SOUTH KOREAN WON	493		0

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SWEDISH KRONA CURRENCY	4,835		535
SWISS FRANC	519		569
TAIWAN DOLLAR	2,023		73
Publicly-traded Common Stock
ACCENTURE PLC CL A	59,383		24,617,223
ACCOR SA	137,473		4,452,795
ADYEN BV	1,668		4,389,580
AIA GROUP LTD	1,629,600		16,426,513
AIR LIQUIDE SA	44,106		7,698,915
AIRBUS SE	49,740		6,362,833
AIRTAC INTERNATIONAL GROUP	44,000		1,619,340
AKZO NOBEL NV	35,498		3,899,997
AL RAJHI BANK(HSBC BK PLC)(ELN) WT 09/12/22	122,594		4,630,255
ALCON INC	172,696		15,302,321
ALIBABA GROUP HOLDING LTD SPON ADR	109,769		13,039,460
ALLEGION PLC	123,136		16,308,132
ALLFUNDS GROUP PLC	143,746		2,830,574
AMADEUS IT GROUP SA	116,503		7,910,570
AMDOCS LTD	144,492		10,813,781
ANEKA TAMBANG TBK	6,409,100		1,011,786
ANGLO AMERICAN PLC	151,548		6,186,654
AON PLC	56,916		17,106,673
APOLLO HOSP ENTERPRISE LTD	29,535		1,987,901
ASIAN PAINTS LTD (DEMAT)	60,207		2,734,437
ASML HOLDING NV	10,648		8,567,146
ASSA ABLOY AB SER B	194,540		5,946,299
ASTRAZENECA PLC	63,489		7,457,486
ATLAS COPCO AB SER A	56,641		3,922,660
BAIDU INC SPON ADR	6,149		914,910
BAJAJ FINANCE LTD	44,407		4,159,721
BANCO INTER SA (1CS+2PFD) US	82,600		423,677
BANK CENTRAL ASIA	3,247,600		1,663,391
BANK RAKYAT INDONESIA TBK PT	10,368,500		2,989,969
BHARTI AIRTEL LIMITED	46,406		426,019
BUNZL PLC	250,670		9,788,643
BUREAU VERITAS SA	138,945		4,615,952
BYD COMPANY LTD H	51,500		1,760,797
CAE INC	503,452		12,700,228
CANADIAN NATL RAILWAY CO	229,079		28,142,095
CAPGEMINI SA (FF40)	23,720		5,819,625
CAPITEC BANK HOLDINGS LIMITED	16,662		2,132,861
CELLNEX TELECOM SAU	251,171		14,635,340
CEMEX SA DE CV CPO	1,729,200		1,181,486
CENTRE TESTING INTL GRP CO LTD(HSBC)(ELN) WT 05/11	345,100		1,458,890
CHINA INTERNATIONAL CAPITAL CORP LTD H	490,000		1,351,065
CHINA LONGYUAN POWER GROUP H	1,380,000		3,221,012
CHINA MERCHANTS BANK CO LTD H	306,000		2,376,169
CHINASOFT INTERNATIONAL LTD	636,000		828,691

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CHONGQING BREWERY CO LTD WT 07/13/23	78,400		1,866,473
CHRISTIAN HANSEN HOLDING SA	71,226		5,619,963
CIE FINANCIERE RICHEMONT SA A	115,073		17,295,048
CLICKS GROUP LTD	49,295		976,094
COMMONWEALTH BK OF AUSTRALIA	185,953		13,664,301
COMPASS GROUP PLC	619,385		13,841,465
CONTEMPORARY AMPEREX TECHNOLOGY CO LTD WT 07/08/22	64,500		5,966,867
COPA HOLDINGS SA CL A	16,600		1,372,156
DAIICHI SANKYO CO LTD	182,100		4,630,466
DAVIDE CAMPARI MILANO NV	390,008		5,707,930
DELTA ELECTRONICS IND CO LTD	144,000		1,428,829
DIAGEO PLC	489,701		26,752,012
DLOCAL LTD/URUGUAY	13,297		474,570
DOLLARAMA INC	81,588		4,083,431
DSV A/S	32,385		7,573,134
ECLAT TEXTILE CO LTD	71,000		1,616,489
EISAI CO LTD	45,620		2,590,144
ERSTE GROUP BANK AG	122,151		5,750,500
ESCORTS LTD (DEMAT)	55,906		1,432,588
ESSILORLUXOTTICA	70,759		15,083,890
EUROFINS SCIENTIFIC SE	83,368		10,326,694
FANUC CORPORATION	36,800		7,799,565
FERRARI NV	19,175		4,966,493
FISHER & PAYKEL HEALTHCARE CORP	588,459		13,203,445
FLUTTER ENTERTAINMENT PLC	34,768		5,534,283
GEBERIT AG (REG)	18,647		15,249,939
GLOBANT SA	14,028		4,406,055
GRUPO FINANCIERO BANORTE SAB	401,300		2,607,063
GRUPO MEXICO SAB DE CV SER B	405,500		1,768,313
GRUPO TELEVISA (CPO) SPON ADR	1,058,636		9,919,419
HDFC BANK LTD (DEMAT)	247,480		4,915,312
HDFC BANK LTD SPON ADR	161,488		10,508,024
HEINEKEN NV	219,766		24,735,127
HEXAGON AB SER B	423,949		6,739,589
HON HAI PRECISION IND CO LTD	1,796,000		6,739,455
HONG KONG EXCHS & CLEARING LTD	78,700		4,596,313
HOUSING DEV FN CORP LTD(DEMAT)	642,894		22,323,835
HOWDEN JOINERY GROUP PLC	913,040		11,137,438
HYUNDAI MOTOR CO	17,506		3,077,557
IHS MARKIT LTD	186,606		24,803,670
INDITEX SA	128,534		4,174,965
INFINEON TECHNOLOGIES AG	123,700		5,740,331
INFO EDGE INDIA LTD (DEMAT)	17,309		1,295,909
INFOSYS LTD	58,391		1,479,843
INFOSYS LTD SPON ADR	257,770		6,524,159
INTERCONTINENTAL HOTELS GP PLC	197,020		12,749,800
INTERMEDIATE CAPITAL GROUP PLC	221,236		6,570,020

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
INTERTEK GROUP PLC	154,550		11,777,462
JAMES HARDIE INDUSTRES PLC CDI	110,286		4,437,193
JD.COM INC CL A	43,400		1,525,043
JIANGXI GANFENG LITHIUM CO LTD H	148,400		2,335,180
JULIUS BAER GRUPPE AG	84,630		5,682,247
KAKAOBANK CORP	21,802		1,081,985
KERRY GROUP PLC CL A	106,119		13,682,467
KEYENCE CORP	67,480		42,401,586
KIA CORP	56,488		3,905,719
LI NING CO LTD	311,000		3,404,127
LINDE PLC	72,144		25,133,599
LOCALIZA RENT A CAR SA	93,500		889,677
LONDON STOCK EXCHANGE GRP PLC	138,387		12,980,841
LONGI GREEN ENERGY TECHNOLOGY MMA (HSBC)(ELN) 05/0	42,100		570,951
LONGI GREEN ENERGY TECHNOLOGY WT 12/21/22	217,700		2,952,400
LONZA GROUP AG	7,193		6,012,060
L’OREAL PRIME DE FIDELITE 2023	5,000		2,373,488
L’OREAL SA (TEMP)	33,904		16,094,147
L’OREAL SA ORD	21,273		10,098,242
LUKOIL PJSC SPONS ADR	43,509		3,894,056
LULULEMON ATHLETICA INC	14,213		5,563,679
LVMH MOET HENNESSY LOUIS VUITTON SE	41,698		34,512,997
MEDIA TEK INC	283,510		12,173,080
MENICON CO LTD	289,800		8,565,765
MERCADOLIBRE INC	1,855		2,501,282
MINDTREE LIMITED	28,861		1,852,101
MOMO.COM INC	19,300		1,131,607
MONCLER SPA	59,840		4,361,544
MOTHERSON SUMI SYSTEMS LTD	652,190		1,955,187
MURATA MFG CO LTD	54,326		4,324,639
NAVER CORP	13,983		4,451,836
NESTLE SA (REG)	407,030		56,927,023
NIDEC CORP	21,600		2,538,746
NOTRE DAME INTERMEDICA PARTICIPACOES SA	62,000		671,759
NOVO-NORDISK AS CL B	226,910		25,532,390
OTP BANK (REG)	30,715		1,571,429
PAGSEGURO DIGITAL LTD CL A	97,165		2,547,666
PARTNERS GROUP HOLDING AG	3,930		6,523,403
PTT EXPLORATION & PROD NVDR	712,000		2,515,073
RATIONAL AG	5,686		5,828,749
REALTEK SEMICONDUCTOR CORP	31,000		648,746
RELIANCE INDS GDR	75,714		4,841,910
RELIANCE INDUSTRIES LTD(DEMAT)DEMATERIALIZED SHS	129,039		4,102,566
ROCHE HOLDINGS AG (GENUSSCHEINE)	52,477		21,832,782
ROTORK PLC	1,848,407		8,936,827
RYANAIR HOLDINGS PLC SPON ADR	43,658		4,467,523
SAMSUNG BIOLOGICS CO LTD	4,845		3,680,056

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SAMSUNG ELECTRONICS CO LTD	260,801		17,176,867
SAMSUNG ELECTRONICS CO LTD PFD	260,158		15,580,813
SAMSUNG SDI CO LTD	1,904		1,049,014
SANDVIK AB	177,423		4,959,723
SAP SE	96,846		13,771,371
SARTORIUS AG PFD NON VTG	18,146		12,296,368
SBERBANK SPONSORED ADR	191,484		3,073,318
SCHINDLER HOLDING AG PART CERT	47,151		12,703,655
SCHNEIDER ELECTRIC SE	35,967		7,061,966
SEA LTD ADR	4,845		1,083,875
SHENZHEN MINDRAY BIO-MEDICAL ELECTRONICS CO LTD WT	33,200		1,989,044
SHIMANO INC	49,000		13,060,419
SHIN-ETSU CHEMICAL CO LTD	121,083		20,968,211
SHINHAN FINANCIAL GROUP CO LTD	107,683		3,333,250
SHISEIDO CO LTD	166,000		9,256,055
SHOPIFY INC CL A	3,767		5,188,628
SILERGY CORP	20,500		3,716,850
SK HYNIX INC	33,409		3,681,355
SK IE TECHNOLOGY CO LTD	2,459		347,489
SMC CORP	6,620		4,465,320
SMITH & NEPHEW PLC	248,119		4,344,109
SONY GROUP CORP	42,320		5,325,411
SPIRAX-SARCO ENGINEERING PLC	70,694		15,357,902
STANTEC INC	58,390		3,280,586
SUNGROW POWER SUPPLY CO LTD A (HSBC) (ELN) 5/24/20	51,100		1,172,162
SVENSKA HANDELSBANKEN SER A	669,249		7,247,815
TAIWAN SEMIC MFG CO LTD SP ADR	565,021		67,977,677
TAIWAN SEMICONDUCTOR MFG CO LTD	800,353		17,759,953
TATA MOTORS LTD	270,926		1,754,621
TECHTRONIC INDUSTRIES CO LTD	1,208,194		24,047,516
TENCENT HOLDINGS LTD	216,942		12,709,005
TITAN CO LTD	50,693		1,716,672
TOKYO ELECTRON LTD	17,200		9,910,597
TOYOTA INDUSTRIES CORP	143,200		11,440,563
ULTRATECH CEMENT LTD	18,262		1,861,125
UNICHARM CORP	208,800		9,074,078
UNILEVER PLC ORD	235,366		12,609,055
UNIVERSAL MUSIC GROUP NV	125,491		3,540,356
VOLKSWAG PFD PERP	25,418		5,135,986
WAL MART DE MEXICO SAB DE CV V	885,400		3,290,278
WEG SA	386,700		2,289,653
WUXI APPTEC CO LTD H	89,500		1,549,525
WUXI BIOLOGICS (CAYMAN) INC	200,000		2,373,823
WUXI LEAD INTELLIGENT EQUIPMENT CO LTD A MMA (HSBC	32,625		381,731
WUXI LEAD INTELLIGENT EQUIPMENT CO LTD A MMA (JPM)	195,400		2,286,291
XTEP INTERNATIONAL HDG LIMITED	839,500		1,399,606
YAMAHA MOTOR CO LTD	103,600		2,484,851

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
YANDEX NV CL A	18,740		1,133,770
YUNNAN ENERGY NEW MATERIAL CO LTD(HSBC)(ELN) WT 05	26,000		1,024,276
ZALANDO SE	54,646		4,425,937
Common Collective Trusts
SSBK GOVT STIF FUND	63,417,363		63,417,363

International Growth Account Total			1,530,540,995

International Value Account

Currency
AUSTRALIAN DOLLAR CURRENCY	267,208		194,408
BRAZILIAN REAL	913,364		163,979
BRITISH POUND STERLING CURRENCY	201,381		272,579
CANADIAN DOLLAR	301,198		238,110
CHINESE RENMINBI	12,171		1,915
DANISH KRONE	560,675		85,834
EURO MONETARY UNIT.	482,619		549,462
HONG KONG DOLLAR	517,105		66,316
INDIAN RUPEE	324		4
ISRAELI SHEKEL	131,387		42,261
JAPANESE YEN	13,229,686		115,011
MALAYSIAN RINGGIT	13,131		3,152
NEW ZEALAND DOLLAR CURRENCY	0		0
NORWEGIAN KRONA	124,065		14,088
PHILIPPINE PESO	7,199		141
POLAND ZLOTY NEW	1		0
SINGAPORE DOLLAR CURRENCY	35,433		26,293
SOUTH AFRICAN RAND CURRENCY	6		0
SOUTH KOREAN WON	989,809,897		832,578
SWEDISH KRONA CURRENCY	379,051		41,948
SWISS FRANC	0		0
TAIWAN DOLLAR	33,088,104		1,193,870
TURKISH LIRA (NEW)	130		10
UNITED ARAB EMIRATES DIRHAM	120		33
Publicly-traded Common Stock
3I GROUP PLC	189,000		3,706,846
A P MOLLER - MAERSK A/S A	325		1,083,657
A P MOLLER - MAERSK A/S B	2,466		8,852,918
A2A SPA	432,249		846,439
ABN AMRO BANK NV-GDR	13,532		198,986
ACE HARDWARE INDONESIA TBK PT	27,840,600		2,500,331
ACERINOX SA (REGD)	77,230		1,001,042
ACOM CO LTD	14,200		40,861
ADECCO GROUP AG	26,744		1,367,724
ADVANTECH CO LTD	480,964		6,880,831
ADVANTEST CORP	13,200		1,250,804
AEGON NV	71,527		357,737
AGEAS	7,966		413,106
AIA GROUP LTD	43,000		433,444

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
AJANTA PHARMA LTD	208,898		6,269,660
ALIBABA GROUP HOLDING LTD	313,200		4,775,792
ALIMENTATION COUCHE A MULT VTG	19,000		796,079
ALLIANZ SE (REGD)	41,855		9,894,921
ALROSA CO LTD	1,365,400		2,232,973
AMADA CO LTD	53,800		532,715
AMBEV SA	1,710,200		4,734,521
AMCOR PLC	144,500		1,735,445
AMERICANAS SA	257,714		1,461,150
AMUNDI SA	58,597		4,840,005
ANDRITZ AG	30,500		1,575,786
ANTOFAGASTA PLC	136,600		2,474,819
ARCELORMITTAL SA	104,605		3,351,867
AREZZO INDUSTRIA E COMERCIO SA	3,478		47,936
ARISTOCRAT LEISURE LTD	48,607		1,540,810
AROUNDTOWN SA	14,500		87,824
ASAHI GROUP HOLDINGS LTD	50,600		1,968,047
ASML HOLDING NV	8,521		6,855,809
ASPEED TECH INC	52,000		6,688,797
ASR NEDERLAND NV	37,841		1,744,820
ASSICURAZIONI GENERALI SPA	33,494		710,416
ASTELLAS PHARMA INC	31,100		505,716
ATCO LTD CL I NON VTG	25,000		843,907
ATLASSIAN CORP PLC CLS A	1,060		404,167
AURIZON HOLDINGS LTD	431,330		1,095,211
AUSTRALIA & NZ BANKING GRP	40,962		819,850
AUTOHOME INC ADR CL A	66,500		1,960,420
AVI LTD	47,497		220,272
AVIVA PLC	562,028		3,122,048
AXA SA	37,412		1,115,312
B2GOLD CORPORATION	165,925		653,233
BABCOCK INTL GROUP PLC	379,554		1,636,793
BAJAJ AUTO LTD	9,432		411,445
BALOISE HOLDINGS AG	2,315		378,804
BANCA MEDIOLANUM SPA	52,200		515,850
BANCO BILBAO VIZ ARGENTARIA SA	140,656		840,718
BANCO SANTANDER SA	2,937,939		9,835,513
BANCOLOMBIA SA	293,200		2,502,223
BANGKOK LIFE ASSURAN LTD NVDR	4,674,600		5,212,658
BANGKOK LIFE ASSURANCE LTD(FOR	52,100		58,097
BANK HAPOALIM LTD (REG)	168,564		1,740,428
BANK LEUMI LE-ISRAEL BM	61,604		662,813
BANK OF CHINA HONG KONG LTD	92,374		302,679
BANK OF EAST ASIA LTD	60,200		86,468
BANK OF MONTREAL	15,992		1,721,768
BANK OF NOVA SCOTIA	16,000		1,132,693
BARCLAYS PLC ORD	2,883,330		7,298,108
BARRATT DEVELOPMENTS PLC	134,585		1,362,613

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
BASF SE	134,303		9,446,407
BAWAG GROUP AG	6,300		388,752
BEIERSDORF AG	5,721		588,677
BEIJING NEW BLDG MATL PLC A	842,424		4,748,832
BEKAERT SA	22,800		1,015,988
BELLWAY PLC	65,447		2,955,222
BEZEQ THE ISRAELI TELECOM CORP	853,522		1,410,846
BLUESCOPE STEEL LTD	81,800		1,243,834
BNP PARIBAS	17,239		1,192,709
BOUYGUES ORD	115,051		4,124,735
BP PLC	1,523,105		6,813,584
BRAMBLES LTD	268,300		2,074,994
BRIDGESTONE CORP	53,300		2,293,156
BROTHER INDUSTRIES	110,800		2,129,695
BUNZL PLC	51,789		2,022,356
CAIXABANK SA	1,384,903		3,806,183
CALLEBAUT (BARRY) AG	130		316,155
CANACCORD GENUITY GROUP INC	35,400		422,018
CANADIAN APT PPTY REIT TR UNIT	2,600		123,243
CANADIAN IMP BK OF COMMERCE	24,421		2,846,655
CANADIAN NATL RAILWAY CO	4,700		577,324
CANADIAN NATL RESOURCES LTD	6,300		266,204
CANADIAN WESTERN BK EDMON ALBT	6,100		175,050
CAPITAL POWER CORP	33,600		1,048,149
CAPITEC BANK HOLDINGS LIMITED	51,162		6,549,121
CATCHER TECHNOLOGY CO LTD	463,000		2,614,451
CENTRICA PLC	1,906,477		1,845,066
CENTURY PACIFIC FOOD INC	9,262,445		5,312,285
CHARTER HALL GROUP STAPLED	110,740		1,658,108
CHECK POINT SOFTWARE TECHS LTD	9,068		1,056,966
CHIBA BANK LTD	39,100		224,002
CHINA HONGXING SPORTS LTD	3,613,000		152,016
CHINA MENGNIU DAIRY CO LTD	378,977		2,148,211
CHINA OVERSEAS PROPERTY HOLDINGS LTD	5,250,000		5,568,095
CHUGAI PHARMACEUTICAL CO LTD	35,700		1,159,172
CIA DE DISTRIBUCION INTEGRAL LOGISTA HOLDINGS SA	49,703		991,968
CINEWORLD GROUP PLC	1,425,198		617,112
CK HUTCHISON HOLDINGS LTD	1,295,000		8,353,714
CLICKS GROUP LTD	294,726		5,835,889
CNP ASSURANCES	2,540		62,896
COCA COLA HBC AG	38,804		1,341,967
COMMONWEALTH BK OF AUSTRALIA	13,743		1,009,871
CONCORDIA FINANCIAL GROUP LTD	49,300		179,148
CONTINENTAL AG	61,598		6,529,741
CONVERGE INFORMATION AND COMMUNICATIONS TECHNOLOGY	5,410,400		3,384,152
COVESTRO AG	139,330		8,597,595
CREDIT AGRICOLE SA	42,438		606,362

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
CREDIT SAISON CO LTD	42,700		448,790
CREDIT SUISSE GROUP AG	223,533		2,176,454
CSL LIMITED	6,700		1,417,139
D&L INDUSTRIES INC	12,231,088		2,266,349
DAI NIPPON PRINTING CO LTD	42,000		1,056,298
DAICEL CORP	172,000		1,188,733
DAI-ICHI LIFE HOLDINGS INC	24,500		495,303
DAIICHI SANKYO CO LTD	7,500		190,711
DAITO TRUST CONSTRUCTION	18,900		2,163,896
DAIWA SECURITIES GROUP INC	39,100		220,500
DAIWA SECURITIES LIVING INVESTMENT CORPORATION	8		8,241
DANSKE BK AS	148,996		2,576,388
DBS GROUP HOLDINGS LTD	103,843		2,516,706
DENSO CORP	52,100		4,315,925
DEUTSCHE BANK AG	47,009		589,681
DEUTSCHE BOERSE AG	560		93,785
DEUTSCHE TELEKOM AG (REGD)	120,600		2,238,041
DIAGEO PLC	32,744		1,788,781
D’IETEREN SA	10,821		2,114,062
DINO POLSKA SA	81,944		7,470,070
DIRECT LINE INSURANCE GRP PLC	72,440		273,563
DNB BANK ASA	157,480		3,612,193
DNO ASA CL A	50,850		60,368
DOLLARAMA INC	12,800		640,632
DRAX GROUP PLC	155,852		1,276,269
DUNI AB	66,200		855,687
DWS GROUP GMBH & CO KGAA	18,510		747,693
EIFFAGE SA (FORM FOUGEROLLE)	16,660		1,715,792
EMPIRE CO LTD NON-VTG CL A	28,200		859,187
EN JAPAN INC	2,500		70,634
ENEL (ENTE NAZ ENERG ELET) SPA	1,971,984		15,819,001
ENGIE SA	22,220		329,221
ENI SPA	415,722		5,783,720
EQUINOR ASA	24,210		648,510
ERSTE GROUP BANK AG	12,156		572,268
EUROFINS SCIENTIFIC SE	1,804		223,459
EVOLUTION MINING LTD	40,300		119,040
EVONIK INDUSTRIES AG	216,874		7,029,558
EVRAZ PLC	211,100		1,718,978
EXOR NV	4,068		365,697
FAIRFAX FINL HLDGS LTD SUB VTG	745		366,472
FEDERAL BANK LTD	4,530,241		5,048,063
FINNING LTD	49,490		1,247,276
FIRST CAPITAL REAL ESTATE IN	73,500		1,095,862
FLATEX AG	43,353		998,994
FLUIDRA SA	4,530		181,541
FRESENIUS MED CARE AG & CO AKT	73,062		4,752,967
FRESENIUS SE & CO KGAA	33,700		1,358,208

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
FUJIFILM HOLDINGS CORP	92,200		6,833,845
FUJITSU LTD	11,600		1,989,637
FUKUOKA FINANCIAL GROUP INC	99,800		1,710,039
FUYAO GLASS INDUSTRY GROUP CO LTD A	740,916		5,495,002
GALAXY ENT GROUP LTD	620,000		3,212,291
GBL (GROUPE BRUXELLES LAMB) SA	867		96,892
GILDAN ACTIVEWEAR INC	37,451		1,587,808
GLAXOSMITHKLINE PLC	469,747		10,215,181
GLOBERIDE INC	3,000		82,413
GOODMAN GROUP STAPLED UNIT	48,557		936,183
GREAT WEST LIFECO INC	15,233		457,128
GREENCORE GROUP PLC	749,900		1,314,460
GREGGS PLC	8,330		376,249
GRUPO AEROPORTUARIO SAB CV CLB	390,500		5,381,235
GRUPO FINANCIERO BANORTE SAB	649,900		4,222,104
H&R REAL ESTATE INVT TR US	16,400		210,680
HANG SENG BANK LTD	13,674		250,243
HANNOVER RUECKVERSICHERUNGS SE(REGD)	14,495		2,758,403
HAPVIDA PARTICIPACOES E INVESTIMENTOS SA	1,781,000		3,318,991
HEADHUNTER GROUP INC ADR	112,884		5,767,244
HEALIUS LTD	327,300		1,257,311
HEIDELBERGCEMENT AG	36,000		2,439,487
HIKMA PHARMACEUTICALS PLC	2,303		69,171
HITACHI LTD	43,400		2,350,535
HITACHI METALS LTD	118,600		2,197,136
HON HAI PRECISION IND CO LTD	1,630,753		6,119,369
HONDA MOTOR CO LTD	617,800		17,347,596
HOWDEN JOINERY GROUP PLC	12,080		147,354
HOYA CORP	24,800		3,688,846
HSBC HOLDINGS PLC	1,012,407		6,148,046
HUGO BOSS AG	11,340		690,717
HYUNDAI MOBIS	11,500		2,461,833
IA FINANCIAL CORP INC	8,631		493,863
IBERDROLA SA	119,830		1,420,199
IDOM INC	138,000		867,374
IG GROUP HLDGS PLC	20,192		222,200
IGM FINANCIAL INC	1,471		53,051
IIDA GROUP HOLDINGS CO LTD	94,400		2,196,074
ILUKA RESOURCES LIMITED	182,100		1,338,117
IMPERIAL BRANDS PLC	293,349		6,418,516
INCHCAPE PLC	186,136		2,291,434
INDUSTRIVARDEN AB SER A	699		22,309
INDUSTRIVARDEN AB SER C	2,766		86,964
INFINEON TECHNOLOGIES AG	3,840		178,196
INFOSYS LTD SPON ADR	115,700		2,928,367
ING GROEP NV	444,819		6,199,672
INGENIA COMMUNITIES GROUP (STPLD)	58,861		266,367
INSURANCE AUSTRALIA GROUP LTD	47,076		145,906

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
INTERCONTINENTAL HOTELS GP PLC	18,551		1,200,495
INTERMEDIATE CAPITAL GROUP PLC	28,620		849,925
INTESA SANPAOLO SPA	413,624		1,070,851
INVESTOR AB SER B	18,881		475,880
IPSOS SA	30,000		1,408,894
IREN SPA	194,986		589,166
ISRAEL DISCOUNT BANK LTD CL A	232,497		1,565,959
ISUZU MOTORS LTD	369,300		4,594,178
ITOCHU CORP	106,600		3,260,183
JACKSON FINANCIAL INC	854		35,723
JAFCO GROUP CO LTD	9,800		563,992
JAPAN POST BANK CO LTD	15,000		137,573
JAPAN POST HOLDINGS CO LTD	32,600		254,157
JAPAN POST INSURANCE CO LTD	24,300		390,811
JAZZ PHARMA PLC	16,100		2,051,140
JD SPORTS FASHION PLC	297,670		877,541
JERONIMO MARTINS & FILHO SGPS	12,190		278,954
JOHN WOOD GROUP PLC	1,427,499		3,692,418
JULIUS BAER GRUPPE AG	16,274		1,092,673
JUMBO SA	29,800		427,484
KALBE FARMA PT (DEMAT)	30,395,114		3,444,175
KBC GROUPE SA	28,980		2,489,707
KDDI CORP	115,100		3,364,046
KERING	3,175		2,555,258
KESKO OYJ SER B	16,600		554,500
KIA CORP	41,000		2,834,840
KINGFISHER PLC	1,677,128		7,679,669
KINNEVIK AB	7,063		252,272
KOH YOUNG TECHNOLOGY INC	379,428		7,563,985
KOMATSU LTD	283,000		6,626,623
KONINKLIJKE AHOLD DELHAIZE NV	87,572		3,004,481
KPN (KON) NV	1,019,768		3,169,546
KYOCERA CORP	124,900		7,803,671
LA FRANCAISE DES JEUX SAEM	26,230		1,162,860
LABORATORIOS FARMA ROVI SA	1,360		114,269
LEENO INDUSTRIAL INC	47,633		7,945,177
LEG IMMOBILIEN SE	14,346		2,004,049
LEGAL & GENERAL GROUP PLC ORD	190,240		766,061
LEGRAND SA	1,903		222,940
LG ELECTRONICS INC	22,200		2,576,944
LG UPLUS CORP	150,915		1,726,411
LIC HOUSING FINANCE (DEMAT) DEMATERIALIZED SHS	723,905		3,592,507
LINDE PLC	6,544		2,267,038
LLOYDS BANKING GROUP PLC	16,262,958		10,522,083
LOBLAW COS LTD DTC ELIGIBLE	9,900		811,128
LOCAWEB SERVICOS DE INTERNET SA	592,000		1,398,693
LOJAS RENNER SA	418,440		1,836,028
LONZA GROUP AG	2,020		1,688,358

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
LOOMIS AB	52,600		1,401,122
L’OREAL SA ORD	2,397		1,137,850
LUNDIN MINING CORP	342,800		2,677,469
LVMH MOET HENNESSY LOUIS VUITTON SE	439		363,356
M&G PLC	132,488		357,762
MACQUARIE GROUP LTD	3,021		451,455
MAGNA INTL INC	37,331		3,020,537
MANULIFE FINANCIAL CORP	166,622		3,175,822
MARUBENI CORP	279,900		2,724,055
MEDIOBANCA SPA	26,442		304,354
MERCIALYS	78,164		762,642
MERCK KGAA	7,445		1,924,082
METHANEX CORP	69,500		2,749,342
METRO AG	20,551		215,723
MICHELIN CL B (REG)	55,230		9,064,059
MITSUBISHI CORP	59,800		1,898,545
MITSUBISHI ELECTRIC CORP ORD	585,700		7,426,267
MITSUBISHI HC CAPITAL INC	32,400		160,268
MITSUBISHI UFJ FINL GRP INC	139,600		758,376
MITSUI & CO LTD	148,500		3,515,950
MITSUI MATSUSHIMA CO HOLDINGS LTD	22,100		363,306
MIZRAHI TEFAHOT BANK LTD	26,071		1,006,295
MIZUHO FINANCIAL GROUP INC	30,120		383,079
MONDI PLC	127,417		3,149,216
MR PRICE GROUP LIMITED	222,641		2,787,379
MS&AD INSURANCE GRP HLDGS INC	102,800		3,171,670
MUNICH REINSURANCE (REG)	10,741		3,185,558
MUTHOOT FINANCE LTD	207,016		4,156,801
NATIONAL AUSTRALIA BANK LTD	34,728		728,682
NATIONAL BANK OF CANADA DTC ELIGIBLE	9,382		715,285
NATWEST GROUP PLC	995,074		3,039,914
NCSOFT CORPORATION	11,583		6,264,768
NEC CORP	5,600		258,506
NEXT PLC	22,600		2,493,104
NIEN MADE ENTERPRISE CO LTD	385,000		5,730,200
NIKON CORP	40,100		432,270
NIPPON LIGHT METAL HLDG CO LTD	46,800		701,410
NIPPON REIT INVESTMENT CORP	126		449,100
NIPPON SUISAN KAISHA LTD	45,400		214,311
NIPPON TELEGRAPH & TELEPHONE	444,900		12,183,213
NIPPON YUSEN KABUSHIKI KAISHA	9,300		708,233
NITTO DENKO CORP (NITTO ELECTRIC)	2,700		208,667
NN GROUP NV	39,891		2,162,251
NOKIA OYJ	1,083,420		6,875,382
NOMURA HOLDINGS INC	61,900		269,975
NORDEA BANK ABP	82,639		1,010,559
NORSK HYDRO AS ORD	43,700		344,973
NOVARTIS AG (REG)	182,229		16,055,031

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
NOVO-NORDISK AS CL B	33,999		3,825,639
NS UNITED KAIUN KAISHA LTD	15,400		467,904
NUTRIEN LTD	27,400		2,059,522
OCI NV	4,109		107,690
OLYMPUS CORP	31,800		732,453
ONEX CORP SUB-VTG	2,940		230,747
OPEN TEXT CORPORATION	47,000		2,230,823
ORIX CORP	19,800		404,073
ORKLA ASA	173,396		1,739,759
OVERSEA-CHINESE BKG CORP LTD	80,899		684,364
PACIFIC BASIN SHIPPING LTD	2,841,000		1,042,027
PANASONIC CORP	462,300		5,083,974
PANDORA A/S	12,100		1,510,451
PARADE TECHNOLOGIES LTD	65,000		4,960,310
PAREX RESOURCES INC	25,000		427,092
PARK SYSTEMS CORP	28,477		3,664,870
PARTNERS GROUP HOLDING AG	522		866,467
PERNOD-RICARD	1,966		473,399
PHARMA FOODS INTL CO LTD	4,900		90,094
PHOENIX GROUP HOLDINGS PLC	20,487		181,134
PLUS500 LTD	25,305		465,993
POPULAR INC	45,500		3,732,820
POSCO	18,694		4,316,359
POSTE ITALIANE SPA	27,490		361,172
POWER CORP OF CANADA SUB VTG	19,128		632,081
POYA CO LTD	225,670		3,448,358
PRUDENTIAL PLC	34,162		589,328
PUBLICIS GROUPE SA	113,436		7,645,496
QBE INSURANCE GROUP LTD	38,730		319,820
QUALITAS CONTROLADO SAB DE CV	1,201,000		6,093,716
RAIFFEISEN BANK INTERNTNL AG	37,337		1,100,112
RECKITT BENCKISER GROUP PLC	28,783		2,470,794
RED ELECTRICA CORPORACION SA	47,065		1,019,426
REDROW PLC	101,035		958,386
RENAULT SA ORD	2,750		95,633
REPSOL SA	164,600		1,955,676
RESONA HOLDINGS INC	506,300		1,969,213
REXEL SA	357,601		7,259,105
RHEINMETALL AG ORD	13,741		1,299,401
RHI MAGNESITA NV	94,267		4,218,294
ROCHE HOLDINGS AG (GENUSSCHEINE)	27,723		11,534,009
ROHM CO LTD	2,100		191,141
ROYAL BANK OF CANADA	13,898		1,475,004
ROYAL MAIL PLC	49,600		339,709
RUBIS & CIE SA	15,717		469,891
SAAB AB CL B	14,200		361,907
SAINSBURY (J) PLC	1,317,744		4,919,258
SAMSUNG ELECTRONICS CO LTD	38,997		2,568,419

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SANOFI	134,058		13,519,525
SAP SE	22,918		3,258,909
SARTORIUS STEDIM BIOTECH	4,200		2,306,692
SBI HOLDINGS INC	2,400		65,409
SCHNEIDER ELECTRIC SE	27,116		5,324,110
SCOR SE	66,251		2,069,710
SECOM CO LTD	18,500		1,284,369
SEKISUI CHEMICAL CO LTD	26,300		439,438
SEKISUI HOUSE LTD	29,100		624,601
SFL CORP LTD	21,500		175,225
SHELL PLC CL A	579,778		12,743,880
SHELL PLC CL B	182,552		4,008,841
SHIMAMURA CORP	1,700		142,763
SHINHAN FINANCIAL GROUP CO LTD	89,270		2,763,289
SHIZUOKA BANK LTD	11,400		81,464
SHOPIFY INC CL A	634		873,265
SICHUAN SWELLFUN CO LTD A	236,693		4,468,273
SIEMENS AG (REGD)	18,247		3,171,806
SIGNIFY NV	14,156		657,235
SILERGY CORP	32,000		5,801,912
SINGAPORE TELECOM LTD (SING)	1,500,800		2,583,746
SITC INTL HOLDINGS CO LTD	126,000		455,682
SK HYNIX INC	27,750		3,057,787
SKANDINAVISKA ENSKI BK SER A	44,452		619,097
SKF AB SER B	105,300		2,499,596
SNAM SPA	1,424,741		8,596,958
SOCIETE GENERALE SA CL A	16,112		554,066
SOJITZ CORPORATION	72,100		1,083,098
SOLVAY CL A	19,000		2,210,739
SOMPO HOLDINGS INC	9,700		409,739
SONY GROUP CORP	102,900		12,948,600
SOUTH32	1,130,001		3,296,750
SPAREBANK 1 SR BK CAP CERTS	187,000		2,828,395
SPAREBANKEN VEST AS	66,085		751,908
SSE PLC	442,550		9,877,733
ST GOBAIN CIE DE	95,620		6,735,377
STANDARD CHARTERED PLC	615,342		3,734,706
STANTEC INC	3,067		172,316
STELLANTIS NV	49,020		930,787
STMICROELECTRONICS NV	9,250		456,735
STOCKLAND UNITS (STAPLED)	174,990		539,811
STRAUMANN HOLDG AG (REGD)	660		1,403,007
SUMCO CORPORATION	19,800		404,331
SUMITOMO CORP	29,500		436,101
SUMITOMO FORESTRY CO LTD	52,500		1,015,952
SUMITOMO MITSUI FINL GROUP INC	84,500		2,896,492
SUMITOMO MITSUI TR HLDGS INC	73,100		2,442,174
SUN LIFE FINANCIAL INC	14,048		781,944

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
SUNCOR ENERGY INC	51,900		1,298,577
SUNCORP GROUP LTD	44,435		357,879
SUNTORY BEVERAGE & FOOD LTD	15,900		575,015
SUZUKI MOTOR CORP	33,400		1,286,000
SVENSKA HANDELSBANKEN SER A	338,782		3,668,932
SWEDBANK AB A	24,371		491,131
SWISS LIFE HLDGS AG (NEW)	1,403		860,708
SWISS RE LTD	4,710		466,555
SYDBANK AS	2,580		81,681
T&D HOLDINGS INC	109,000		1,394,836
TAIWAN SEMICONDUCTOR MFG CO LTD	344,000		7,633,412
TAKEDA PHARMACEUTICAL CO LTD	285,800		7,794,094
TAMA HOME CO LTD	28,300		568,559
TAYLOR WIMPEY PLC	1,278,666		3,037,446
TCS GROUP HOLDING PLC GDR	63,444		5,349,598
TEAMLEASE SERVICES LTD	59,895		3,348,559
TECAN GROUP AG	3,919		2,389,162
TECHNIP ENERGIES NV ADR	92,816		1,345,832
TECHNIPFMC PLC	503,085		2,978,263
TELIA CO AB	1,610,505		6,310,167
TELSTRA CORP LTD	796,500		2,422,283
TESCO PLC	3,939,799		15,459,541
THAI BEVERAGE PUBLIC CO LTD	8,888,900		4,353,424
TIS INC	7,500		223,311
TISCO FINANCIAL GROUP PCL(FOR)	228,800		657,530
TOKIO MARINE HOLDINGS INC	152,600		8,479,694
TOKYO CENTURY CORP	1,500		72,764
TOKYO ELECTRON LTD	2,600		1,498,114
TOKYO GAS CO LTD	24,500		439,181
TOKYO SEIMITSU CO LTD	21,900		970,964
TOKYO STEEL MFG CO LTD	21,900		262,160
TOKYOTOKEIBA CO LTD	24,900		923,224
TOMY COMPANY LTD	10,500		100,317
TOREX GOLD RESOURCES INC	90,000		935,610
TORONTO-DOMINION BANK	74,899		5,742,286
TOURMALINE OIL CORP	4,300		138,829
TRANSACTION CAPITAL	733,049		2,071,490
TRAVELSKY TECHNOLOGY LTD H	2,225,000		3,743,740
TRAVIS PERKINS PLC	299,082		6,292,965
TRITAX BIG BOX REIT PLC	52,600		177,280
UBS GROUP AG	495,029		8,920,518
UNICREDIT SPA	57,649		888,939
UNIPOL GRUPPO SPA	194,651		1,059,075
UNITED LAB INT HLDGS	594,000		332,135
UNITED OVERSEAS BANK (LOC)	592,454		11,826,219
USHIO INC	17,500		290,576
V TECHNOLOGY CO LTD	5,100		159,389
VARUN BEVERAGES LTD	503,217		6,001,231

MICROSOFT CORPORATION

SAVINGS PLUS 401(k) PLAN

EMPLOYER ID 91-1144442, PLAN 001

SUPPLEMENTAL SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issue, Borrower, Lessor, or Similar Party	Shares or Units	Cost **	Current Value
VINCI SA	22,617		2,392,382
VISTRY GROUP PLC	21,009		336,691
VITROLIFE AB	23,554		1,459,711
VIVENDI	35,290		477,712
VODAFONE GROUP PLC	2,535,805		3,853,144
VOLKSWAG PFD PERP	27,945		5,646,594
WEICHAI POWER CO LTD H	1,099,000		2,150,770
WEIMOB INC	1,868,000		1,890,148
WEST HOLDINGS CORP	7,600		378,580
WESTON GEORGE LTD	8,800		1,020,284
WESTPAC BANKING CORP	40,470		628,628
WH GROUP LTD	7,953,287		4,987,666
WHITEHAVEN COAL LTD	280,682		532,989
WILMAR INTERNATIONAL LTD	962,100		2,955,695
WIZZ AIR HOLDINGS PLC	82,030		4,650,008
WPP PLC NEW (UK)	553,437		8,386,227
YAMAZAKI BAKING CO LTD	27,800		369,281
YARA INTERNATIONAL ASA	93,803		4,739,919
ZHEJIANG SUPOR COOKWARE CO LTD A	604,408		5,918,465
ZIM INTEGRATED SHIPPING SERVICES LTD	27,900		1,642,194
ZURICH INSURANCE GROUP AG	1,997		877,523
Common Collective Trusts
FID BANK TRST ST INV FUND	2,896,207		2,896,207
SSBK GOVT STIF FUND	83,672,687		83,672,687

International Value Account Total			1,236,307,983

Investments held by trustee			47,805,902,852
Participant Loans* Interest 3.25%-9.00%, maturing through October 2046			188,454,373

Total Investments			$47,994,357,225

*	Party-in-interest

**	Information not presented because investments are participant directed